                                    FORM 6-K


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549





                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                   For the period 2 March 2002 to 14 May 2002

                   TELECOM CORPORATION OF NEW ZEALAND LIMITED

         ---------------------------------------------------------------

                 (Translation of registrant's name into English)



      Telecom @ Jervois Quay, North Tower, 66-68 Jervois Quay, Wellington,
                                   New Zealand

         ---------------------------------------------------------------

                    (Address of principal executive offices)


              The registrant will file annual reports on Form 20-F


                                (File No.1-10798)



                     --------------------------------------

                                    CONTENTS



    This report on Form 6-K contains the following:

    1.     Third Quarter Results to 31 March 2002
           --------------------------------------

    1.1    Condensed Financial Statements
    1.2    Management Commentary
    1.3    Media Release Telecom Earnings - 10 May 2002
    1.4    Appendix 1 plus Annexure One

    2.     Miscellaneous
           -------------

    2.1    Restated Historical Information for the Six Quarters ended December 2001
    2.2    Historical Restated Quarterly Financial Information
    2.3    Media Release Telecom Launch 1XRTT - 10 May 2002
    2.4    Media Release Karyn Devonshire - 12 May 2002



                      -------------------------------------

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

                                             TELECOM CORPORATION OF NEW
                                                  ZEALAND LIMITED


                                         By:       /s/ Linda Cox
                                                   -------------
                                                   Linda Marie Cox
                                                   Company Secretary

                                         Dated:    14 May 2002

Telecom Corporation of New Zealand Limited and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Statement of Financial Performance
For the nine months ended 31 March 2002 (Unaudited)

----------------------------------------------------------------------------------------------------------------
                                                                        Nine months ended         Year ended
                                                                             31 March               30 June
                                                                        2002         2001            2001
(Dollars in millions, except per share amounts)            notes         NZ$         NZ$             NZ$
---------------------------------------------------------------------------------------------------------------
Operating revenues
     Local service                                                        805         803           1,071
     Calling                                                  2         1,339       1,370           1,816
     Interconnection                                                      104          69              97
     Cellular and other mobile services                                   626         649             865
     Internet                                                             154         122             169
     Data                                                                 492         442             601
     Other operating revenues                                 2           690         824           1,029
     Abnormal revenues                                        3             -           -             (12)
                                                                     -----------------------     -------------
                                                                        4,210       4,279           5,636
                                                                     -----------------------     -------------
Operating expenses
     Labour                                                               449         383             572
     Cost of sales                                                      1,379       1,398           1,852
     Other operating expenses                                             708         709             909
     Abnormal expenses                                        3             -           -             256
                                                                     -----------------------     -------------
                                                                        2,536       2,490           3,589
                                                                     -----------------------     -------------

Earnings before interest, taxation, depreciation and
amortisation                                                            1,674       1,789           2,047

Depreciation and amortisation                                 4           609         534             722
                                                                     -----------------------     -------------
Earnings before interest and taxation                                   1,065       1,255           1,325

Interest income                                                            13          46              53
Interest expense                                                         (321)       (321)           (434)
                                                                     -----------------------     -------------
Earnings before income tax                                                757         980             944

Income tax expense                                                       (278)       (283)           (283)
                                                                     -----------------------     -------------
Earnings after income tax                                                 479         697             661

Share of losses of associate companies after income tax                     -         (16)            (18)

Minority interests in losses of subsidiaries                                1           -               -
                                                                     -----------------------     -------------
Net earnings attributable to shareholders                                 480         681             643
                                                                     =======================     =============
Net earnings per share                                                 $0.258      $0.387          $0.364
                                                                     =======================     =============
Weighted average number of ordinary shares
     outstanding (in millions)                                          1,862       1,758           1,767
                                                                     =======================     =============

Telecom Corporation of New Zealand Limited and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Statement of Movements in Equity
For the nine months ended 31 March 2002 (Unaudited)

---------------------------------------------------------------------------------------------------------------
                                                                       Nine months ended          Year ended
                                                                           31 March                 30 June
                                                                        2002         2001            2001
(Dollars in millions)                                      notes         NZ$          NZ$             NZ$
------------------------------------------------------------------------------------------------ --------------
Equity at the beginning of the period                                  2,003        1,219           1,219

Net earnings attributable to shareholders                                480          681             643
Movement in foreign currency translation reserve                         (82)        (131)            (61)
                                                                   --------------------------    --------------
Total recognised revenues and expenses for the period                    398          550             582

Movement in minority interests                                             -          (84)            (83)
Dividends                                                    5          (319)        (198)           (303)
Tax credit on supplementary dividends                                     39           22              34
Capital contributed                                          6            62           39             554
                                                                   --------------------------    --------------
Equity at the end of the period                                        2,183        1,548           2,003
                                                                   ==========================    ==============

Represented by:

Contributed capital                                                    1,544          967           1,482
Foreign currency translation reserve                                     (94)         (82)            (12)
Minority interests                                                         6            5               6
Retained earnings                                                        727          658             527
                                                                   --------------------------    --------------
                                                                       2,183        1,548           2,003
                                                                   ==========================    ==============

Telecom Corporation of New Zealand Limited and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Statement of Financial Position
As at 31 March 2002 (Unaudited)

-------------------------------------------------------------------------------------------------------------
                                                                           31 March                30 June
                                                                      2002          2001             2001
(Dollars in millions)                                      notes       NZ$           NZ$              NZ$
-------------------------------------------------------------------------------------------------------------
ASSETS

Current assets:

Cash                                                                     76          318               94
Short-term investments                                                   82          594              115
Receivables and prepayments                                           1,176        1,083            1,043
Inventories                                                              87           36               38
                                                                   -------------------------    -------------

Total current assets                                                  1,421        2,031            1,290

Long-term investments                                                 1,019          705              737
Intangibles                                                           1,906        1,963            2,044
Fixed assets                                                          4,872        4,758            4,901
                                                                   -------------------------    -------------
Total assets                                                          9,218        9,457            8,972
                                                                   =========================    =============


LIABILITIES AND EQUITY

Current liabilities:

Bank overdraft                                                            -           11               18
Accounts payable and accruals                                         1,304        1,265            1,404
Provisions - current                                                     24            7               59
Debt due within one year                                              1,083        3,169            2,165
                                                                   -------------------------    -------------
Total current liabilities                                             2,411        4,452            3,646

Deferred taxation                                                        16           71               23
Provisions - non-current                                                  2            -                2
Long-term debt                                                        4,606        3,386            3,298
                                                                   -------------------------    -------------
Total liabilities                                                     7,035        7,909            6,969
                                                                   -------------------------    -------------

Commitments and contingent liabilities                      7,8

Equity:

Shareholders' funds                                                   2,177        1,543            1,997
Minority interests                                                        6            5                6
                                                                   -------------------------    -------------

Total equity                                                          2,183        1,548            2,003
                                                                   -------------------------    -------------
Total liabilities and equity                                          9,218        9,457            8,972
                                                                   =========================    =============

Telecom Corporation of New Zealand Limited and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Statement of Cash Flows
For the nine months ended 31 March 2002 (Unaudited)

----------------------------------------------------------------------------------------------------------------
                                                                       Nine months ended           Year ended
                                                                           31 March                 30 June
                                                                       2002         2001              2001
(Dollars in millions)                                      note         NZ$          NZ$              NZ$
----------------------------------------------------------------------------------------------------------------
Cash flows from operating activities
Cash was provided from/(applied to):
  Cash received from customers                                         3,972        3,757            5,172
  Proceeds from cross border leases                                       35           20               20
  Interest income                                                         12           44               54
  Dividend income                                                          3          248              248
  Payments to suppliers and employees                                 (2,678)      (2,350)          (3,114)
  Payments from provisions                                               (30)          (4)              (5)
  Income tax paid                                                       (210)        (165)            (184)
  Interest paid on debt                                                 (292)        (295)            (433)
                                                                    ------------------------      --------------
Net cash flows from operating activities                    10           812        1,255            1,758
                                                                    ------------------------      --------------

Cash flows from investing activities
Cash was provided from/(applied to):
  Sale of fixed assets                                                    63            8               37
  Sale of short-term investments, net                                     33           73              537
  Purchase of long-term investments                                     (328)        (287)            (309)
  Acquisition of AAPT Limited, excluding cash acquired                     -         (633)            (635)
  Purchase of fixed assets                                              (606)      (1,012)          (1,478)
  Capitalised interest paid                                               (9)         (26)             (44)
                                                                    ------------------------      --------------
Net cash flows applied to investing activities                          (847)      (1,877)          (1,892)
                                                                    ------------------------      --------------

Cash flows from financing activities
Cash was provided from/(applied to):
  Proceeds from long-term debt                                         1,762          395              412
  Repayment of long-term debt                                           (870)        (465)            (513)
  (Repayment)/proceeds from short-term debt, net                        (600)       1,308              212
  Capital contributed                                                      -            1              495
  Dividends paid                                                        (257)        (391)            (477)
                                                                    ------------------------      --------------
Net cash flows from financing activities                                  35          848              129
                                                                    ------------------------      --------------

Net cash flow                                                              -          226               (5)
Opening cash position (including bank overdrafts)                         76           81               81
                                                                    ------------------------      --------------
Closing cash position (including bank overdrafts)                         76          307               76
                                                                    ========================      ==============

Telecom Corporation of New Zealand Limited and Subsidiaries
--------------------------------------------------------------------------------

Notes to the Condensed Financial Statements

NOTE   1   FINANCIAL STATEMENTS

       The condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (the "Company") together with its subsidiaries and associates ("Telecom") have been prepared in accordance with Financial Reporting Standard ("FRS") No.24: Interim Financial Statements, issued by the Institute of Chartered Accountants of New Zealand. These financial statements should be read in conjunction with the financial statements and related notes included in the Company's Annual Report for the year ended 30 June 2001.

       The financial statements for the nine months ended 31 March 2002 and 31 March 2001 are unaudited. The financial information for the year ended 30 June 2001 has been extracted from the audited financial statements of Telecom for that year.

       The financial statements are expressed in New Zealand dollars. References in these financial statements to "$" and "NZ$" are to New Zealand dollars, references to "US$" are to US dollars and references to "A$" are to Australian dollars.

       Accounting Policies
       Except for the changes in accounting policies referred to below, the accounting policies used in the preparation of the financial statements for the nine months ended 31 March 2002 are consistent with those used in the preparation of the financial statements for the nine months ended 31 March 2001.

       The accounting policies used in the preparation of the financial statements for the nine months ended 31 March 2002 are consistent with those used in the preparation of the published financial statements for the year ended 30 June 2001.

       Classification of Capital Notes

       Telecom issued long-term fixed interest unsecured subordinated capital notes in the year ended 31 March 1998. Historically these were classified in the Statement of Financial Position as a component of equity, with coupons paid to capital note holders disclosed net of tax in the Statement of Financial Performance.

       Subsequent to the issue of the capital notes, International Accounting Standard IAS 39 "Financial Instruments: Recognition and Measurement" and Australian Accounting Standard AASB 1033 "Presentation and Disclosure of Financial Instruments" have been published. Both of these pronouncements, which in the absence of a New Zealand financial reporting standard are applicable sources of NZ GAAP, require instruments such as the capital notes to be classified as debt.

       Accordingly, Telecom reclassified its capital notes from equity to debt in the financial statements at 30 June 2001. Coupon payments on capital notes previously shown separately net of tax have been included pre-tax within interest expense. Movements in the capital notes balance are no longer included in the Statement of Movements in Equity. In the Statement of Cash Flows, payment of capital note coupons previously included separately within cash flows from financing activities has been reclassified to be included within "Interest paid on debt" within cash flows from operating activities.

       In order to facilitate meaningful comparisons with prior periods, the reclassification of capital notes from equity to debt has been reflected throughout all periods presented. These reclassifications have had no impact on Telecom reported net earnings attributable to shareholders or net earnings per share.

Telecom Corporation of New Zealand Limited and Subsidiaries
--------------------------------------------------------------------------------

       Notes to the Condensed Financial Statements
       (continued)

NOTE  1  FINANCIAL STATEMENTS (continued)


       Revenue Recognition

       During the quarter ended 30 June 2001 Telecom changed its accounting policy for revenue recognition on sales of prepaid cellular minutes and monthly Internet access billings. Revenue on these products was previously recognised at the time of sale and billing respectively. Under the new policy, revenue on these products is recognised as Telecom provides the service, with revenue deferred in respect of that portion of services that is yet to be provided.

       The reason for this change in policy was to align with recently issued overseas guidance on revenue recognition and to be consistent with revenue recognition practices adopted for Telecom's other products. The impact of the change was a one-off reduction in revenue in the year ended 30 June 2001 of $12 million, which has been disclosed as an abnormal item (see Note 3).

       Reclassifications

       Certain reclassifications of prior periods' data have been made to conform to current period classifications.

NOTE  2  CALLING AND OTHER OPERATING REVENUES

--------------------------------------------------------------------------------------------
                                                   Nine months ended          Year ended
                                                        31 March                30 June
                                                   2002          2001             2001
(Dollars in millions)                              NZ$            NZ$              NZ$
--------------------------------------------------------------------------------------------
Calling
    National                                        893           887             1,181
    International                                   407           431               568
    Other                                            39            52                67
                                               ---------------------------    --------------

                                                  1,339         1,370             1,816
                                               ===========================    ==============

 Other operating revenues
    Directories                                     163           159               188
    Equipment                                        54            47                63
    Miscellaneous other                             470           373               527
    Dividends from associates                         -           245               245
    Dividends from other investments                  3             -                 6
                                               ---------------------------    --------------

                                                    690           824             1,029
                                               ===========================    ==============

       Miscellaneous other revenue comprises revenue from a variety of sources. The significant increase in miscellaneous other revenue for the nine months ended 31 March 2002 results from resale services revenue generated by AAPT.

       Miscellaneous other revenue for the nine months ended 31 March 2002 includes net gains of $34 million recognised on the prepayment of Telecom's scheduled payment obligations relating to cross border finance leases. A similar lease was prepaid in the nine months ended 31 March 2001 resulting in a gain of $20 million.

       Telecom Corporation of New Zealand Limited and Subsidiaries
       -------------------------------------------------------------------------

       Notes to the Condensed Financial Statements
       (continued)

NOTE 3  ABNORMAL ITEMS

       ---------------------------------------------------------------------------------------------------
                                                                 Nine months ended            Year ended
                                                                     31 March                  30 June
                                                                2002          2001              2001
       (Dollars in millions)                                     NZ$          NZ$                NZ$
       ---------------------------------------------------------------------------------------------------
       Abnormal Revenues

         Revenue recognition                                       -             -               (12)
                                                            ---------------------------     --------------
                                                                   -             -               (12)
                                                            ===========================     ==============
       Abnormal Expenses

         Close down of CDMA rollout in Australia                   -             -               215
         Write-off of network assets and project costs             -             -                41
                                                            ---------------------------     --------------
                                                                   -             -               256
                                                            ===========================     ==============


       Abnormal Revenues

       Revenue Recognition
       During the year ended 30 June 2001 Telecom changed its accounting policy for revenue recognition on sales of prepaid cellular minutes and monthly Internet access billings. Previously, revenue on these products had been recognised at the time of sale and billing respectively. Under the new policy, revenue on these products is recognised as Telecom provides the service, with revenue deferred in respect of that portion of services that is yet to be provided. This change was made to align with recently issued international accounting guidance on revenue recognition and to be consistent with revenue recognition practices adopted for Telecom's other products.

       The impact of this change in accounting policy was a one-off deferral of revenue of $12 million. This is made up of a deferral of cellular revenue of $10 million and Internet revenue of $2 million.

       Abnormal Expenses

       Close Down of CDMA Rollout in Australia
       In March 2000 Telecom announced that AAPT and Lucent Technologies ("Lucent") had agreed to a comprehensive review of the rollout of the A$500 million CDMA mobile network in Australia. On 3 May 2001, Telecom announced that AAPT and Lucent had agreed to close down the rollout of the Australian CDMA mobile network.

       As part of the activities to close down the project, AAPT sought to identify all amounts actually spent or contractually committed in connection with the project. Costs incurred in connection with the project included costs of fixed assets, payments to Lucent and other suppliers, costs associated with site acquisition, costs of labour and consultants employed on the project and other miscellaneous costs. Committed costs consist primarily of lease commitments, further payments to suppliers and other project expenditure. An assessment was carried out to determine the realisable value of assets acquired, either through sale or redeployment, as well as the extent to which committed costs can be mitigated.

       The total charge to abnormal expenses was $215 million (pre tax). This represented $159 million for writing off project costs to date and a $56 million provision for future commitments.

       Telecom Corporation of New Zealand Limited and Subsidiaries
       -------------------------------------------------------------------------

       Notes to the Condensed Financial Statements
       (continued)

NOTE 3  ABNORMAL ITEMS (continued)

       The calculation of the abnormal charge was based on management's estimate of the amount required to reduce the carrying value of assets to the recoverable amount and the net amount ultimately required to settle lease liabilities and similar non-cancellable commitments. Actual results could differ from these estimates.

       All outstanding issues with Lucent relating to the project and its closedown have been resolved.

       Write-off of Network Assets and Project Costs
       During the year ended 30 June 2001 a review of network assets was carried out and certain assets were identified as no longer being required for business operations. As these assets were determined to have no residual value, they were fully written-off.

       The majority of the write-off relates to assets acquired in connection with the deployment of residential hybrid fibre/coax ("HFC") cable by First Media Limited (a wholly owned Telecom subsidiary). A decision was made in 1998 to discontinue the deployment and the costs of terminating the rollout and reorganising First Media Limited were provided for in the financial year ended 31 March 1998. The cable assets were retained for the provision of future services, however the usage of these assets has subsequently fallen to minimal levels and the decision has been taken to decommission the network. A total charge of $22 million was included in the results for the year ended 30 June 2001, representing the cost of writing off HFC cables and network equipment and minor decommissioning costs.

       The remainder of the abnormal charge represents the costs of writing off other network equipment made surplus by changing business requirements and the cost of expensing accumulated balances in respect of projects that will not result in assets to Telecom.

NOTE 4  DEPRECIATION AND AMORTISATION

       ------------------------------------------------------------------------------------------------------
                                                                     Nine months ended           Year ended
                                                                          31 March                30 June
                                                                     2002          2001             2001
       (Dollars in millions)                                          NZ$           NZ$              NZ$
       ------------------------------------------------------------------------------------------------------
       Depreciation                                                   525           458              619
       Amortisation                                                    84            76              103
                                                                 ---------------------------    -------------
                                                                      609           534              722
                                                                 ===========================    =============


NOTE 5  DIVIDENDS

       Shares Issued in Lieu of Dividends
       Telecom established a Dividend Reinvestment Plan effective from the third quarter of the year ended 30 June 2000. Under the plan, shareholders can elect to receive dividends in cash or additional shares. In respect of the nine months ended 31 March 2002, 12,513,121 shares with a total value of $60 million were issued in lieu of a cash dividend.

     Telecom Corporation of New Zealand Limited and Subsidiaries
     ---------------------------------------------------------------------------

     Notes to the Condensed Financial Statements
     (continued)

NOTE 6  CAPITAL CONTRIBUTED

     In May 2001 Telecom undertook an equity placement in order to pay down existing debt, strengthen Telecom's Statement of Financial Position and enhance future financial flexibility. Ninety-one million shares were issued at $5.50 per share.

NOTE 7  COMMITMENTS

     Operating Leases

     Operating lease commitments are mainly in respect of leases of land, buildings and other telecommunications facilities. At 31 March 2002, minimum rental commitments for all non-cancellable operating leases (excluding amounts provided for Australian CDMA lease commitments) were $249 million (31 March 2001: $273 million, 30 June 2001: $289 million).

     Finance Leases

     Telecom has entered into the sale and leaseback of certain assets. At 31 March 2002, the outstanding lease commitments were $2 million (31 March 2001: $24 million, 30 June 2001: $23 million).

     Capital Commitments

     At 31 March 2002, capital expenditure amounting to $133 million (31 March 2001: $197 million, 30 June 2001: $184 million), had been committed under contractual arrangements, with substantially all payments due within three years. The capital expenditure commitments principally relate to telecommunications network assets.

     In addition Telecom has a 50% interest in a group that operates a Trans-Pacific submarine optical fibre cable, called the Southern Cross Cable Network ("Southern Cross"), linking Australia and New Zealand with Hawaii, Fiji and the West Coast of the United States. Southern Cross achieved cable ready-for-service ("RFS") in November 2000 and from 28 February 2001 provided full restoration capability between New Zealand, Australia and the United States. In March 1998, Telecom contractually committed to purchase capacity of Southern Cross of approximately US$140 million. Telecom has remaining commitments of US$13 million payable over the next two years. In November 1999, Telecom committed to purchase further capacity at a cost of US$69 million. Remaining payments of US$23 million, US$23 million and US$11 million are due on 31 January 2003, 2004 and 2005 respectively. In addition AAPT has committed to purchase capacity on Southern Cross at a cost of approximately US$26 million payable over the coming year.

     Investment in Hutchison 3G Australia

     During the quarter ended 30 September 2001, Telecom completed its acquisition of a 19.9% equity stake in Hutchison 3G Australia ("H3G"). H3G is a dedicated 3G wireless communications company, aiming to be a market leader in the provision of 3G mobile services. H3G was formed as part of an alliance between Telecom, Hutchison Whampoa Limited and Hutchison Telecommunications Australia Limited. The remainder of H3G's equity will be owned by Hutchison Telecommunications (Australia) Limited.

     In addition to this initial equity investment, Telecom has committed to provide a further A$150 million of equity to fund the venture's capital expenditure. Payments comprising this further A$150 million of equity will be made in the first quarter of the financial year ended 30 June 2003.

     Telecom Corporation of New Zealand Limited and Subsidiaries
     ---------------------------------------------------------------------------

     Notes to the Condensed Financial Statements
     (continued)

NOTE 8  CONTINGENT LIABILITIES

     Lawsuits and Other Claims

     In June 1999, representative and individual plaintiffs filed a claim against Telecom in the Employment Court. The plaintiffs allege breach of various express and implied terms of their employment contracts. The claim is not fully quantified.

     In April 2000, CallPlus Limited ("CallPlus") and two other companies issued proceedings against Telecom alleging breach of contract and the Commerce Act in relation to Telecom's 0867 service. CallPlus seeks injunctive relief and an inquiry into damages.

     On 31 July 2000, the Commerce Commission issued proceedings against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission seeks a declaration that this contravened s36 of the Commerce Act, a pecuniary penalty, and costs.

     Due to the nature of the Australian telecommunications industry, there are a number of ongoing disputes in respect of charges by telecommunications suppliers. To the extent that these disputes are settled in a manner that is contrary to Telecom's interest, it is possible that they will negatively impact on Telecom's financial position. It is not currently possible to quantify any such impact.

     Various other lawsuits, claims and investigations have been brought or are pending against Telecom.

     The Directors of Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing claims are ultimately resolved against Telecom's interests, and there can be no assurance that such litigation will not have a material adverse effect on Telecom's business, financial condition or results of operations.

     Bank Guarantees

     AAPT had issued bank guarantees totalling A$1 million as at 31 March 2002.

     Cross Border Lease Guarantees

     Telecom has entered into four cross border leases in respect of certain telecommunications assets. Telecom has given certain undertakings in accordance with limited guarantees entered into as part of the transaction. The likelihood of losses in respect of these matters is considered to be remote.

NOTE 9  SIGNIFICANT EVENTS AFTER BALANCE DATE

     On 9 May 2002, the Board of Directors approved the payment of a second quarter dividend of $93 million, representing 5 cents per share. In addition, a supplementary dividend totalling $16 million will be payable to shareholders who are not resident in New Zealand. In accordance with the Income Tax Act 1994, Telecom will receive a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

     Telecom Corporation of New Zealand Limited and Subsidiaries
     ---------------------------------------------------------------------------

     Notes to the Condensed Financial Statements
     (continued)

NOTE 10 RECONCILIATION OF NET EARNINGS ATTRIBUTABLE TO SHAREHOLDERS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

    -------------------------------------------------------------------------------------------------------------------------------
                                                                                             Nine months ended         Year ended
                                                                                                  31 March               30 June
                                                                                              2002        2001            2001
     (Dollars in millions)                                                                     NZ$         NZ$             NZ$
     ------------------------------------------------------------------------------------------------------------------------------
     Net earnings attributable to shareholders                                                 480         681             643
     Adjustments to reconcile net earnings to net cash flows from operating activities:
       Depreciation and amortisation                                                           609         534             722
       Bad and doubtful accounts                                                                44          41              58
       Deferred income tax                                                                     (24)         32              (1)
       Share of losses of associate companies                                                    -          16              18
       Minority interests in losses of subsidiaries                                             (1)          -               -
       Abnormal revenues and expenses                                                            -           -             268
       Other                                                                                    25         (17)            (22)
     Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
       Increase in accounts receivable and related items                                      (184)       (261)           (222)
       (Increase)/decrease in inventories                                                      (49)          4               1
       Increase in current taxation                                                             44          86             108
       Decrease in provisions                                                                  (30)         (4)             (5)
       (Decrease)/increase in accounts payable and related items                              (102)        143             190
                                                                                         ------------------------     -------------
     Net cash flows from operating activities                                                  812       1,255           1,758
                                                                                         ========================     =============


NOTE 11  QUARTERLY FINANCIAL INFORMATION

    -------------------------------------------------------------------------------------------------------------------------------

                                                                        Net                  Earnings   Net earnings
                                                                      abnormal                before    attributable     Net
                                                         Operating    revenues/              interest       to         earnings
                                                          revenues   (expenses)   EBITDA*    and tax    shareholders   per share

     (Dollars in millions, except per share amounts)         NZ$        NZ$         NZ$        NZ$         NZ$           NZ$
    -------------------------------------------------------------------------------------------------------------------------------
     Quarter ended:
        30 September 2001                                   1,406        -         537        339          151          0.081
        31 December 2001                                    1,439        -         564        360          161          0.087
        31 March 2002                                       1,365        -         573        366          168          0.090
                                                       ----------------------------------------------------------------------------

                                                            4,210        -       1,674      1,065          480          0.258
                                                       ============================================================================

     Quarter ended:
        30 September 2000                                   1,291        -         510        343          161          0.092
        31 December 2000                                    1,382        -         500        317          139          0.079
        31 March 2001                                       1,606        -         779        595          381          0.217
        30 June 2001                                        1,357     (268)        258         70          (38)        (0.022)
                                                       ----------------------------------------------------------------------------

     Year ended 30 June 2001                                5,636     (268)      2,047      1,325          643          0.364
                                                       ============================================================================

     *  Earnings before interest, taxation, depreciation and amortisation

     Earnings per share is computed independently for each of the quarters presented. Consequently, the sum of the quarters does not necessarily equal total earnings per share for the year.

                                                                  [LOGO] Telecom

MANAGEMENT COMMENTARY

10 May 2002

Nine Months and Third Quarter Results to 31 March 2002

--------------------------------------------------------------------------------
Note: All monetary amounts in this management commentary are expressed in New Zealand dollars unless otherwise stated.
--------------------------------------------------------------------------------


OVERVIEW OF CONSOLIDATED RESULTS

Reported net earnings were $480 million for the nine months ended 31 March 2002, compared to $681 million for the nine months ended 31 March 2001. Reported net earnings for the quarter ended 31 March 2002 were $168 million, compared to $381 million for the corresponding period in the previous financial year.

Net earnings for the nine months and quarter ended 31 March 2001 included $245 million ($221 million after tax) of dividend income from the Southern Cross Cable Network. Other "special items", consisting of gains on the prepayment of cross-border leases and gains on the sale of Network capacity also impacted both the 2001 and 2002 results. Underlying earnings, adjusted for these special items, were $438 million for the nine months ended 31 March 2002, compared to $447 million for the nine months ended 31 March 2001 (refer to table below). Underlying earnings for the quarter ended 31 March 2002 were $168 million, compared to $160 million for the quarter ended 31 March 2001, an increase of 5.0%.

-----------------------------------------------------------------------------------------------------------------
Telecom Group                                      Nine months ended                      Quarter ended
                                                       31 March                             31 March
                                              2002       2001      Change          2002       2001      Change
                                               $m         $m          %             $m         $m          %
-----------------------------------------------------------------------------------------------------------------
Reported net earnings                           480        681     (29.5)            168       381      (55.9)
Less:

Southern Cross dividends                          -       (221)                        -      (221)
Cross-border lease gains                        (23)       (13)                        -         -
Capacity sales                                  (19)         -                         -         -
                                            ---------------------------------------------------------------------
Underlying net earnings                         438        447      (2.0)            168       160        5.0

=================================================================================================================

Note: all figures are shown net of tax

  Reported net earnings for the nine months and quarter ended 31 March 2002 represented earnings per share ("EPS") of 25.8 cents and 9.0 cents respectively. This compares to reported EPS for the nine months and quarter ended 31 March 2001 of 38.7 cents and 21.7 cents respectively.

  Underlying EPS for the nine months and quarter ended 31 March 2002 was 23.5 cents and 9.0 cents respectively. This compares to underlying EPS for the nine months and quarter ended 31 March 2001 of 25.4 cents and 9.1 cents respectively.

  Returns from Telecom's Australian operations continue to improve, with EBITDA for the nine months up $36 million (46.2%), following growth of $29 million (161.1%) in the third quarter. Coupled with significantly reduced capital expenditure, this led to a significant improvement in EBITDA less capital expenditure (refer to the table on page 42).

  Reported results are summarised in the table below. Further detail is provided in the overview of group results on page 47. Underlying results, adjusted for the impact of Southern Cross dividends, cross-border lease gains and gains on the sale of network capacity are summarised in the table on the following page.

-------------------------------------------------------------------------------------------------------------------
  Telecom Group Reported Earnings                    Nine months ended                      Quarter ended
                                                         31 March                             31 March

                                                2002       2001      Change          2002       2001      Change
                                                 $m         $m          %             $m         $m          %
-------------------------------------------------------------------------------------------------------------------
  Operating revenues                            4,210       4,279     (1.6)          1,365      1,606     (15.0)
  Operating expenses                           (2,536)     (2,490)     1.8            (792)      (827)     (4.2)
                                              --------------------------------     --------------------------------
  EBITDA*                                       1,674       1,789     (6.4)            573        779     (26.4)
  Depreciation and amortisation                  (609)       (534)    14.0            (207)      (184)     12.5
                                              --------------------------------     --------------------------------
  Earnings from operations                      1,065       1,255    (15.1)            366        595     (38.5)
  Net interest expense                           (308)       (275)    12.0            (101)      (100)      1.0
                                              --------------------------------     --------------------------------
  Earnings before tax                             757         980    (22.8)            265        495     (46.5)
  Tax expense                                    (278)       (283)    (1.8)            (97)      (111)    (12.6)
  Minority interest/associate earnings              1         (16)     NM                -         (3)      NM
                                              --------------------------------     --------------------------------
  Net earnings                                    480         681    (29.5)            168        381     (55.9)

  =================================================================================================================

  * Earnings Before Interest, Taxation, Depreciation and Amortisation NM = Not a meaningful comparison

  Reported group operating revenues decreased 1.6% for the nine months and 15.0% for the third quarter. However, excluding special items, underlying revenue growth for the nine months and quarter is $134 million (3.3%) and $4 million (0.3%) respectively. This primarily resulted from growth in Internet and data revenue, as well as growth in interconnection and other operating revenue (reflecting growth in AAPT's resale revenue).

  While operating expenses grew 1.8% for the nine months, they decreased by 4.2% for the third quarter. The decrease in Q3 operating expenses was primarily the result of lower cost of sales. The net effect of revenue and expense movements was a decline in reported EBITDA of 6.4% for the nine months and 26.4% for the quarter. Underlying EBITDA increased by 5.8% and 7.3% for the nine months and quarter respectively.

-----------------------------------------------------------------------------------------------------------------
Telecom Group Underlying                           Nine months ended                      Quarter Ended
Earnings                                               31 March                             31 March

                                              2002       2001      Change          2002       2001      Change
                                               $m         $m          %             $m         $m          %
-----------------------------------------------------------------------------------------------------------------
Operating revenues                            4,148       4,014      3.3           1,365       1,361      0.3
Operating expenses                           (2,536)     (2,490)     1.8            (792)       (827)    (4.2)
                                            --------------------------------     --------------------------------
EBITDA*                                       1,612       1,524      5.8             573         534      7.3
Depreciation and amortisation                  (609)       (534)    14.0            (207)       (184)    12.5
                                            --------------------------------     --------------------------------
Earnings from operations                      1,003         990      1.3             366         350      4.6
Net interest expense                           (308)       (275)    12.0            (101)       (100)     1.0
                                            --------------------------------     --------------------------------
Earnings before tax                             695         715     (2.8)            265         250      6.0
Tax expense                                    (258)       (252)     2.4             (97)        (87)    11.5
Minority interest/associate earnings              1         (16)      NM               -          (3)      NM
                                            --------------------------------     --------------------------------
Net earnings                                    438         447     (2.0)            168         160      5.0

-----------------------------------------------------------------------------------------------------------------

* Earnings Before Interest, Taxation, Depreciation and Amortisation NM = Not a meaningful comparison

Depreciation and amortisation (including amortisation of AAPT goodwill) increased in both the nine months and quarter. As a result, underlying net earnings decreased by 2.0% for the nine months but increased 5.0% for the quarter.

OVERVIEW OF SEGMENTAL RESULTS

In February 2002, Telecom announced changes in its operating structure designed to promote greater co-ordination between business units on each side of the Tasman and ensure that Telecom is well positioned for convergence in its delivery of services and products.

As a result of these changes, the composition of Telecom's reporting segments have been adjusted to align with the new operating structure of the group. Results are now reported for six operating segments, being NZ Wireline, NZ Mobile, Network International and Internet and Directories Services (collectively forming NZ Operations) and Australian Consumer and Australian Business and Internet Services (which together comprise Australian Operations).

The comparison of the previous reporting structure to the new reporting structure is set out in the following table.

--------------------------------------------------------------------------------------------------------
Previous Structure                                 New Structure
--------------------------------------------------------------------------------------------------------
NZ Wireline                                        NZ Wireline
    NZ fixed line operations                            NZ fixed line operations
    esolutions                                          esolutions
--------------------------------------------------------------------------------------------

Wireless                                           NZ Mobile
    Telecom Mobile                                      Telecom Mobile                          New
    Cellular One                                                                              Zealand
-------------------------------------------------------------------------------------------- Operations
Internet and Directories Services                  Internet and Directories Services
    Xtra                                                Xtra
    Telecom Directories                                 Telecom Directories
    Connect
--------------------------------------------------------------------------------------------
International                                      Network International
    AAPT (Consumer & BCG)                               Telecom Network International
                                                   -----------------------------------------------------
    TCNZA
    Telecom Network International                  Australian Consumer
                                                        AAPT Consumer
                                                        Cellular One
                                                                                             Australian
                                                   ----------------------------------------- Operations
                                                   Australian Business & Internet Services
                                                        AAPT BCG
                                                        TCNZA
                                                        Connect
--------------------------------------------------------------------------------------------------------

Telecom measures and evaluates the reporting segments based on adjusted earnings from operations (defined as earnings before interest and tax, excluding abnormal items).

Corporate expenses are not allocated to the operating segments and are included separately in a Corporate and Other category, along with other items that management excludes in assessing segment performance due primarily to their non-recurring and/or non-operational nature, including Southern Cross dividends. The amortisation of goodwill on the investment in AAPT is also included in Corporate and Other.

Telecom's earnings from operations for the nine months were $1,065 million, compared to earnings from operations of $1,255 million for the previous comparable period. The tables following detail revenues, expenses and earnings from operations by reporting segment.

Breakdown of Group Results

-----------------------------------------------------------------------------------------------------------------
                                                   Nine months ended                      Quarter ended
                                                       31 March                             31 March
                                              2002       2001      Change          2002       2001      Change
                                               $m         $m          %             $m         $m          %
-----------------------------------------------------------------------------------------------------------------
NZ Operations
Operating revenues                            2,881       2,722        5.8           957        918         4.2
Operating expenses*                          (1,720)     (1,619)       6.2          (555)      (521)        6.5
                                            --------------------------------     --------------------------------
Earnings from operations                      1,161       1,103        5.3           402        397         1.3

Australian Operations
Operating revenues                            1,370       1,310        4.6           430        443        (2.9)
Operating expenses*                          (1,357)     (1,282)       5.9          (419)      (445)       (5.8)
                                            --------------------------------     --------------------------------
Earnings from operations                         13          28      (53.6)           11         (2)      650.0

Corporate and Other
Operating revenues                               38         265      (85.7)            2        245       (99.2)
Operating expenses*                            (147)       (141)       4.3           (49)       (45)        8.9
                                            --------------------------------     --------------------------------
Earnings from operations                       (109)        124     (187.9)          (47)       200      (123.5)

Eliminations#
Operating revenues                              (79)        (18)     338.9           (24)        -         NM
Operating expenses*                              79          18      338.9            24         -         NM
                                            --------------------------------     --------------------------------
Earnings from operations                          -           -        -               -         -          -

Telecom Group
Operating revenues                            4,210       4,279       (1.6)        1,365      1,606       (15.0)
Operating expenses*                          (3,145)     (3,024)       4.0          (999)    (1,011)       (1.2)
                                            --------------------------------     --------------------------------
Earnings from operations                      1,065       1,255      (15.1)          366        595       (38.5)
                                            --------------------------------     --------------------------------
-----------------------------------------------------------------------------------------------------------------

* Includes depreciation and amortisation
# Eliminations remove the impact of inter-segment transactions
NM = Not a meaningful comparison

Segmental Results - New Zealand Operations

------------------------------------------------------------------------------------------------------------
                                                 Nine months ended                   Quarter ended
                                                     31 March                           31 March
                                             2002      2001     Change          2002      2001     Change
                                              $m        $m         %             $m        $m         %
------------------------------------------------------------------------------------------------------------
NZ Wireline
Operating revenues                           2,099      2,105    (0.3)            691       702     (1.6)
Operating expenses*                         (1,186)    (1,244)   (4.7)           (384)     (402)    (4.5)
                                           ------------------------------     ------------------------------
Earnings from operations                       913        861     6.0             307       300      2.3

NZ Mobile
Operating revenues                             573        542     5.7             187       179      4.5
Operating expenses*                           (489)      (432)   13.2            (150)     (131)    14.5
                                           ------------------------------     ------------------------------
Earnings from operations                        84        110   (23.6)             37        48    (22.9)

Network International
Operating revenues                             385        347    11.0             114       110      3.6
Operating expenses*                           (311)      (303)    2.6             (97)     (100)    (3.0)
                                           ------------------------------     ------------------------------
Earnings from operations                        74         44    68.2              17        10     70.0

Internet and Directories Services
Operating revenues                             241        217    11.1              99        87     13.8
Operating expenses*                           (151)      (129)   17.1             (58)      (48)    20.8
                                           ------------------------------     ------------------------------
Earnings from operations                        90         88     2.3              41        39      5.1

Eliminations#
Operating revenues                            (417)      (489)  (14.7)           (134)     (160)   (16.3)
Operating expenses*                            417        489   (14.7)            134       160    (16.3)
                                           ------------------------------     ------------------------------
Earnings from operations                         -         -        -               -        -         -

NZ Operations
Operating revenues                           2,881      2,722     5.8             957       918      4.2
Operating expenses*                         (1,720)    (1,619)    6.2            (555)     (521)     6.5
                                           ------------------------------     ------------------------------
Earnings from operations                     1,161      1,103     5.3             402       397      1.3
                                           ------------------------------     ------------------------------
------------------------------------------------------------------------------------------------------------

* Includes depreciation and amortisation
# Eliminations remove the impact of inter-segment transactions
NM = Not a meaningful comparison

Segmental Results - Australian Operations

------------------------------------------------------------------------------------------------------------
                                                Nine months ended                    Quarter ended
                                                     31 March                           31 March
                                             2002      2001     Change          2002      2001     Change
                                              $m        $m         %             $m        $m         %
------------------------------------------------------------------------------------------------------------
Australian Consumer
Operating revenues                             715        738      (3.1)          217       246      (11.8)
Operating expenses*                           (682)      (704)     (3.1)         (204)     (233)     (12.4)
                                           ------------------------------     ------------------------------
Earnings from operations                        33         34      (2.9)           13        13        -

Australian Business & Internet
Operating revenues                             680        589      15.4           220       209        5.3
Operating expenses*                           (700)      (595)     17.6          (222)     (224)      (0.9)
                                           ------------------------------     ------------------------------
Earnings from operations                       (20)        (6)   (233.3)           (2)      (15)      86.7

Eliminations#
Operating revenues                             (25)       (17)    (47.1)           (7)      (12)      41.7
Operating expenses*                             25         17      47.1             7        12      (41.7)
                                           ------------------------------     ------------------------------
Earnings from operations                         -         -        -               -        -         -

Australian Operations
Operating revenues                           1,370      1,310       4.6           430       443       (2.9)
Operating expenses*                         (1,357)    (1,282)      5.9          (419)     (445)      (5.8)
                                           ------------------------------     ------------------------------
Earnings from operations                        13         28     (53.6)           11        (2)     650.0
                                           ------------------------------     ------------------------------
------------------------------------------------------------------------------------------------------------

* Includes depreciation and amortisation
# Eliminations remove the impact of inter-segment transactions

DIVIDENDS

Telecom will pay a fully imputed third quarter dividend of 5.0 cents per ordinary share in June 2002. The dividend for the quarter ended 31 March 2001 was also 5.0 cents per ordinary share.

Telecom's dividend policy is to target an annual dividend payout ratio of around 50% of net earnings. Application of this policy is dependent on earnings, cash flow, and other investment opportunities that might arise in the future.

As a matter of practice, Telecom looks to pay a dividend at the same rate in each of the first three quarters of the financial year, and set the fourth quarter dividend at a level which accommodates the target ratio for the full year.

-------------------------------------------------------------------------------

Third Quarter Dividends

Ordinary Shares                                                      5.0 cents
American Depositary Shares                                     *US 17.43 cents

Supplementary dividend (to non-resident shareholders)
    Per ordinary share                                              0.88 cents
    Per American Depositary Share                               *US 3.07 cents

"Ex" dividend dates
    New Zealand Stock Exchange                                     4 June 2002
    Australian Stock Exchange                                      27 May 2002
    New York Stock Exchange                                        28 May 2002

Books closing dates
    New Zealand, Australian Stock Exchanges                        31 May 2002
    New York Stock Exchange                                        30 May 2002

Payment dates
    New Zealand, Australia                                        14 June 2002
    New York                                                      21 June 2002
-------------------------------------------------------------------------------

* Based on an exchange rate at 31 March 2002 of NZ$1.00 to US$0.4357.

FORWARD-LOOKING STATEMENTS

This Management Commentary contains forward-looking statements. The words "believe", "expect", "will", "estimate", "project", "forecast", "should", "anticipate", "intend" and similar expressions may identify forward-looking statements. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information currently available to the Company at the time such statements were made. Actual results could differ materially from those projected in the forward-looking statements as a result of the matters discussed herein and certain economic and business factors, some of which may be beyond the control of the Company. Such factors include, but are not limited to, competition in the New Zealand and Australian telecommunications markets, the outcome of pending litigation, the effect of current or future government regulation, technological change in the telecommunications industry, and the state of the New Zealand and Australian economies.

NZ OPERATIONS

Four reporting segments together constitute NZ Operations. These are NZ Wireline, NZ Mobile, Network International and Internet and Directories Services. The consolidated results for NZ Operations are set out in the table below.

-----------------------------------------------------------------------------------------------------------------
                                                   Nine months ended                      Quarter ended
                                                       31 March                             31 March
                                              2002       2001      Change          2002       2001      Change
                                               $m         $m          %             $m         $m          %
-----------------------------------------------------------------------------------------------------------------
Operating revenues
   Local Service                                767         781     (1.8)            256         258     (0.8)
   Calling                                      910         870      4.6             298         286      4.2
   Interconnection                               83          58     43.1              28          21     33.3
   Cellular and other mobile                    421         410      2.7             137         136      0.7
   Internet                                      78          56     39.3              29          19     52.6
   Data                                         339         307     10.4             111         105      5.7
   Other operating revenue                      283         240     17.9              98          93      5.4
                                            --------------------------------     --------------------------------
                                              2,881       2,722      5.8             957         918      4.2
Operating expenses
   Operations and support expenses            1,286       1,208      6.5             409         384      6.5
                                            --------------------------------     --------------------------------

EBITDA                                        1,595       1,514      5.4             548         534      2.6

Depreciation and amortisation                   434         411      5.6             146         137      6.6
                                            --------------------------------     --------------------------------
Earnings from operations                      1,161       1,103      5.3             402         397      1.3



Earnings from operations by segment
   NZ Wireline                                  913         861      6.0             307         300      2.3
   NZ Mobile                                     84         110    (23.6)             37          48    (22.9)
   Network International                         74          44     68.2              17          10     70.0
   Internet and Directories Services             90          88      2.3              41          39      5.1
                                            --------------------------------     --------------------------------
                                              1,161       1,103      5.3             402         397      1.3

-----------------------------------------------------------------------------------------------------------------

An analysis of NZ Operations results by segment follows.

                                                                     NZ WIRELINE
--------------------------------------------------------------------------------

NZ WIRELINE

The NZ Wireline segment comprises the following:

..   Telecom's fixed line and value added telephony services provided to residential, business and corporate customers in New Zealand. Services include local, national, international and 0800 calling; data, broadband and leased line services; and a broad range of value added and intelligent network telephony services.

..   esolutions, an alliance between Telecom, Microsoft and EDS to provide online infrastructure services to business customers.

NZ Wireline - Results of Operations

-----------------------------------------------------------------------------------------------------------------
                                                   Nine months ended                     Quarter ended
                                                       31 March                            31 March
                                              2002       2001      Change          2002       2001      Change
                                               $m         $m          %             $m         $m          %
-----------------------------------------------------------------------------------------------------------------
Operating revenues
   Local Service                                767         783     (2.0)            256         260     (1.5)
   Calling                                      721         737     (2.2)            237         245     (3.3)
   Interconnection                               86         106    (18.9)             24          37    (35.1)
   Data                                         381         344     10.8             129         116     11.2
   Other operating revenue                      144         135      6.7              45          44      2.3
                                            --------------------------------     --------------------------------
                                              2,099       2,105     (0.3)            691         702     (1.6)
Operating expenses
   Operations and support expenses              904         953     (5.1)            290         306     (5.2)
                                            --------------------------------     --------------------------------

EBITDA                                        1,195       1,152      3.7             401         396      1.3

Depreciation                                    282         291     (3.1)             94          96     (2.1)
                                            --------------------------------     --------------------------------

Earnings from operations                        913         861      6.0             307         300      2.3

-----------------------------------------------------------------------------------------------------------------

Overview of Results

Total operating revenue decreased by 0.3% for the nine months and 1.6% for the quarter. Operations and support expenses continued to decline, down 5.2% for the third quarter contributing to a 5.1% decrease for the nine months. This led to an increase in EBITDA of 1.3% for the quarter and 3.7% for the nine months. Lower depreciation expense meant that total earnings from operations for NZ Wireline grew 2.3% in the third quarter and 6.0% for the nine months.

Data revenue was up 11.2% for Q3 2001-02, continuing the trend displayed in the first six months of the year. The increase in data revenue was offset by declines in other revenue lines, with interconnection the most significant.

The reductions in operating expenses reflect decreases across all categories, particularly overheads and direct costs.

                                                                     NZ WIRELINE
--------------------------------------------------------------------------------

Local Service Revenue

----------------------------------------------------------------------------------------------------------
                                                  Nine months ended                   Quarter ended
                                                      31 March                          31 March
                                             2002       2001      Change        2002      2001      Change
                                                                     %                                 %
----------------------------------------------------------------------------------------------------------
Business & residential access

Revenue ($m)                                   626        632     (0.9)          212        210       1.0
Access lines
    Residential (000s)                       1,383      1,356      2.0
    Business (000s)                            297        321     (7.5)
Centrex lines (000s)                            73         76     (3.9)

Non-chargeable local calls
Call minutes (m)                            17,101     14,529     17.7         5,515      4,944      11.5

Local calls*
Revenue ($m)                                    86         93     (7.5)           27         30     (10.0)
Call minutes (m)                             2,372      2,478     (4.3)          744        793      (6.2)

Smartphone, messaging and call track
Revenue ($m)                                    55         58     (5.2)           17         20     (15.0)

----------------------------------------------------------------------------------------------------------

* Includes business local calls, residential calls under 20 cents local calling option and Centrex and VPN local calls.

The decrease in business and residential access revenue of $6 million (0.9%) for the nine months was partially offset by an increase of $2 million (1.0%) for the quarter as the new pricing structure announced in December 2001 began to take effect. Telecom increased standard monthly line rentals and the optional wiring maintenance service charge effective from February 2002.

The 7.5% reduction in business access lines continued to impact both access and local calling revenue with a $7 million decrease in revenue from local calls for the nine months ($3 million for the third quarter).

                                                                    NZ WIRELINE
--------------------------------------------------------------------------------

Calling Revenue

Calling revenue is broken down as follows:

----------------------------------------------------------------------------------------------------------
                                                  Nine months ended                   Quarter ended
                                                      31 March                          31 March
                                             2002       2001      Change        2002      2001      Change
                                              $m         $m          %           $m        $m          %
----------------------------------------------------------------------------------------------------------
Calling revenue
National                                       543        548     (0.9)          178        183      (2.7)
International                                  142        152     (6.6)           48         49      (2.0)
Other                                           36         37     (2.7)           11         13     (15.4)
                                           ------------------------------   ------------------------------
                                               721        737     (2.2)          237        245      (3.3)

----------------------------------------------------------------------------------------------------------


National Calling Revenue

----------------------------------------------------------------------------------------------------------
                                                  Nine months ended                    Quarter ended
                                                      31 March                            31 March
                                             2002       2001      Change        2002        2001    Change
                                                                     %                                 %
----------------------------------------------------------------------------------------------------------
National calls
Revenue ($m)                                   209        218    (4.1)           69         70       (1.4)
Call minutes (m)                             1,710      1,709     0.1           549        582       (5.7)
Average price (cents)                         12.2       12.8    (4.7)         12.6       12.0        5.0

Calls to cellular networks
Revenue ($m)                                   231        226     2.2            74         77       (3.9)
Interconnect cost ($m)                         171        153    11.8            55         49       12.2
                                           ------------------------------   ------------------------------
Gross margin ($m)                               60         73   (17.8)           19         28      (32.1)
Call minutes (m)                               494        477     3.6           158        163       (3.1)
Average price (cents)                         46.8       47.4    (1.3)         46.8       47.2       (0.8)

National 0800
Revenue ($m)                                    94         94       -            31         32       (3.1)
Call minutes (m)                               589        555     6.1           198        190        4.2
Average price (cents)                         16.0       16.9    (5.3)         15.7       16.8       (6.5)

----------------------------------------------------------------------------------------------------------

In total, national calling revenue was almost unchanged for the current nine months compared to the same period in the previous year. This was the result of higher revenue from calls to cellular networks, offset by lower revenue from national calls.

The decline in revenue from national calls is a function of the decrease in average price per call minute of 4.7% for the nine months. This reflects the impact of capped call plans and specials. This decline slowed to 1.4% in Q3 as the trend in average price per minute

                                                                     NZ WIRELINE
--------------------------------------------------------------------------------


reversed, with a 5.0% increase in average price per minute. This was the result of increased prices for off-peak national calls, effective from February 2002.

The 2.2% increase in revenue from calls to cellular networks for the nine months resulted from an increase in call minutes reflecting the increasing percentage of the New Zealand population with mobile phones. The increase in PSTN to cellular interconnect cost also reflects increased call minutes, as well as an increase in the interconnect rate paid to the NZ Mobile segment to match rates paid to other carriers. This price increase was the reason for the decrease in gross margin on calls to cellular networks.

While 0800 call minutes increased by 6.1% and 4.2% for the nine months and quarter respectively, a decrease in the average price per minute of 5.3% and 6.5% for the nine months and quarter saw revenue unchanged for the nine months, with a 3.1% decline for the third quarter.

International Calling Revenue

---------------------------------------------------------------------------------------------------------------
                                                   Nine months ended                      Quarter ended
                                                       31 March                             31 March
                                              2002       2001      Change          2002       2001      Change
                                                                      %                                    %
---------------------------------------------------------------------------------------------------------------
International calling
Revenue ($m)                                     142       152      (6.6)             48          49     (2.0)
Call minutes (m)                                 477       477        -              146         145      0.7
Average price (cents)                           29.8      31.9      (6.6)           32.9        33.8     (2.7)
----------------------------------------------------------------------------------------------------------------

The international calling revenue recorded in the NZ Wireline segment represents "outward" calling revenue, where New Zealand customers make calls terminating outside New Zealand. The decline in international revenue for the nine months is directly the result of a decrease in the average price per minute, predominantly in Q2 2001-02.

Interconnection Revenue

The decrease in interconnection revenue relates primarily to interconnect revenue sourced from the NZ Mobile segment for calls between customers of Telecom Mobile and other mobile operators. In 2001 NZ Wireline acted as an intermediary in this interconnection relationship (deriving both interconnect revenue and cost of sale), whereas in 2002 this interconnection relationship is now directly between Telecom Mobile and the other mobile operators.

                                                                     NZ WIRELINE
--------------------------------------------------------------------------------


Data Revenue

-----------------------------------------------------------------------------------------------------------------
                                                   Nine months ended                      Quarter ended
                                                       31 March                             31 March
                                              2002       2001      Change          2002       2001      Change
                                               $m         $m          %             $m         $m          %
-----------------------------------------------------------------------------------------------------------------
Data revenue

Digital Data Service                             80         79       1.3              26         27      (3.7)
Lanlink                                          50         48       4.2              18         17       5.9
Frame relay                                      17         12      41.7               6          4      50.0
Other leased data                                44         56     (21.4)             14         17     (17.6)
ADSL                                             22          7     214.3               8          3     166.7
IP Net/Netgate                                   31         26      19.2              12         10      20.0
ISDN                                             64         63       1.6              21         21         -
Other data                                       73         53      37.7              24         17      41.2
                                            --------------------------------     --------------------------------
                                                381        344      10.8             129        116      11.2
-----------------------------------------------------------------------------------------------------------------

Data revenue grew by 10.8% for the current nine months compared to the previous nine months and 11.2% for the quarter. Growth was mainly derived from ADSL, IP, frame relay and other data products, while traditional leased data revenues declined.

ADSL revenues increased 214.3% for the nine months and 166.7% for the third quarter, driven by the continued uptake of Telecom's Jetstream service. At 31 March 2002, Telecom had approximately 31,000 Jetstream connections, up from approximately 13,000 at 31 March 2001. IP Net and Netgate revenues grew 19.2% for the nine months and 20.0% for the quarter.

Frame relay revenue increased by 41.7% for the nine months after 50.0% growth in Q3 reflecting both a higher total number of circuits and a shift towards higher bandwidth circuits.

The growth in other data revenue comes from a number of sources, the largest being sale of Sky packages and revenue derived by esolutions.

Other Operating Revenue

Other operating revenue includes revenue from equipment sales, asset disposals, miscellaneous services provided to other segments and other non-recurring or non-core activities.

                                                                     NZ WIRELINE
--------------------------------------------------------------------------------

Operating Expenses

------------------------------------------------------------------------------------------------------------------
                                                   Nine months ended                      Quarter ended
                                                       31 March                             31 March
                                              2002       2001      Change          2002       2001      Change
                                                                      %                                    %
------------------------------------------------------------------------------------------------------------------
Operations and support expenses

Labour ($m)                                     188         191     (1.6)             61          61        -
Cost of sales ($m)                              378         390     (3.1)            121         127     (4.7)
Other operating expenses ($m)                   338         372     (9.1)            108         118     (8.5)
                                            --------------------------------     ---------------------------------
                                                904         953     (5.1)            290         306     (5.2)
Personnel numbers

Total staff at 31 March                       3,559       3,743     (4.9)

------------------------------------------------------------------------------------------------------------------

Labour expense has continued to show a downward trend for the current nine months ($3 million or 1.6%). Staff numbers have reduced by 4.9% as a result of efficiency initiatives put in place during 2001.

Cost of sales decreased by 3.1% for the nine months and 4.7% for Q3 2001-02, as a result of lower international cost of sales reflecting falling wholesale prices.

Other operating expenses in the nine months decreased by 9.1% when compared to the same period in the previous year (8.5% for Q3 2001-02 compared to Q3 2000-01). This is also primarily a function of the efficiency initiatives undertaken during 2001. The main decreases were in accommodation and computer costs. Accommodation costs decreased due to the consolidation of office accommodation, with surplus space being sublet to external parties. Computer costs decreased as a result of changes in the internal charging of information systems costs. The decrease in NZ Wireline computer costs is mostly offset by an increase in computer costs borne by Corporate.

Depreciation

Depreciation expense decreased by $9 million (3.1%) in the current nine months compared to the comparable period in the prior year, and $2 million (2.1%) in Q3 2001-02 compared to Q3 2000-01. This is due to a slight reduction in the network asset base.

                                                                       NZ MOBILE
--------------------------------------------------------------------------------

NZ MOBILE

The NZ Mobile segment comprises Telecom Mobile, a provider of wireless voice and data services in New Zealand.

NZ Mobile - Results of Operations

-----------------------------------------------------------------------------------------------------------------
                                                   Nine months ended                      Quarter ended
                                                       31 March                             31 March
                                              2002       2001      Change          2002       2001      Change
                                               $m         $m          %             $m         $m          %
-----------------------------------------------------------------------------------------------------------------
Operating revenues

   Cellular revenue                             376        373       0.8             127         124        2.4
   Other mobile                                  47         43       9.3              11          14      (21.4)
                                            --------------------------------     --------------------------------
   Total cellular and other mobile              423        416       1.7             138         138        -
   Interconnection                              150        126      19.0              49          41       19.5
                                            --------------------------------     --------------------------------
                                                573        542       5.7             187         179        4.5
Operating expenses

   Operations and support expenses              381        345      10.4             114         102       11.8
                                            --------------------------------     --------------------------------

EBITDA                                          192        197      (2.5)             73          77       (5.2)

Depreciation and amortisation                   108         87      24.1              36          29       24.1
                                            --------------------------------     --------------------------------

Earnings from operations                         84        110     (23.6)             37          48      (22.9)

-----------------------------------------------------------------------------------------------------------------

Overview of Results

Total operating revenues grew 5.7% for the nine months and 4.5% for the quarter, mainly as a result of increased interconnection revenues. This increase in revenues occurred despite the sale of Telecom Mobile Radio in May 2001, which is the reason for the decrease in other mobile revenue in Q3 2001-02 compared to Q3 2000-01.

However an increase in operations and support expenses of 10.4% for the nine months and 11.8% for Q3 2001-02 resulted in EBITDA decreasing by 2.5% and 5.2% for the nine months and quarter respectively. The increase in operating expenses largely resulted from network software fees of $31 million for the nine months ended 31 March 2002, and $11 million incurred for Q3 2001-02, that were previously capitalised and are now being expensed. This change in accounting treatment is due to a change in the software contract shifting the emphasis of work from upgrades to maintenance.

Depreciation and amortisation expense grew by 24.1% for the nine months and quarter, mainly as a result of depreciation commencing on the new CDMA network. The impact of the above items was a decrease in earnings from operations of 23.6% for the current nine months and 22.9% for Q3 2001-02.

                                                                       NZ Mobile
--------------------------------------------------------------------------------

NZ Mobile Revenue
-----------------------------------------------------------------------------------------------------------------
                                                   Nine months ended                      Quarter ended
                                                       31 March                             31 March
                                              2002       2001      Change          2002       2001      Change
                                               $m         $m          %             $m         $m          %
-----------------------------------------------------------------------------------------------------------------
Total mobile revenue                            573        542       5.7             187        179       4.5
Mobile cost of sales                            212        231      (8.2)             63         68      (7.4)
                                            --------------------------------     --------------------------------
Mobile gross margin                             361        311      16.1             124        111      11.7
-----------------------------------------------------------------------------------------------------------------

Total mobile revenue for the current nine months increased by 5.7%, while cost of sales decreased by 8.2%. This has resulted in growth in the mobile gross margin of 16.1% for the current nine months compared to the previous comparable period. The main reason for decreasing cost of sales was lower customer acquisition costs as growth in subscriber numbers has slowed and handset subsidies have been reduced.

Interconnection revenue, primarily from PSTN to cellular calling, increased by $24 million for the nine months and $8 million for the quarter, reflecting an increase in the interconnect rate with the NZ Wireline business segment. Other mobile revenue increased by $4 million for the nine months but decreased $3 million for the quarter. The nine month increase was despite the disposal of Telecom Mobile Radio in May 2001. The increase in other mobile revenue reflects the recognition of damages received in Q2 2001-02 coupled with increased revenue from equipment sales.

-----------------------------------------------------------------------------------------------------------------
                                                   Nine months ended                      Quarter ended
                                                       31 March                             31 March
                                              2002       2001      Change          2002       2001      Change
                                                                      %                                    %
-----------------------------------------------------------------------------------------------------------------
Cellular revenue
Cellular revenue ($m)                           376        373       0.8             127        124       2.4
Call minutes (m)                                855        847       0.9             284        284         -

Connections at period end (000s)
    Postpaid                                    523        506       3.4
    Prepaid                                     631        489      29.0
    Third party prepaid                         234        275     (14.9)
                                            --------------------------------
Total                                         1,388      1,270       9.3
-----------------------------------------------------------------------------------------------------------------

                                                                       NZ Mobile
--------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
                                                   Nine months ended                      Quarter ended
                                                       31 March                             31 March
                                              2002       2001      Change          2002       2001      Change
                                                                      %                                    %
-----------------------------------------------------------------------------------------------------------------
Average Revenue Per User (ARPU)
ARPU - $ per month
    Postpaid                                    72.2       74.6     (3.2)            71.6       73.6     (2.7)
    Prepaid                                      6.5       11.6    (44.0)             7.0        9.7    (27.8)
    Third party prepaid                          3.1        3.6    (13.9)             3.3        3.4     (2.9)
Total                                           30.9       38.1    (18.9)            30.7       35.3    (13.0)

Total ARPU including interconnection            43.3       50.8    (14.8)            42.7       46.8     (8.8)
-----------------------------------------------------------------------------------------------------------------

Cellular revenue increased 0.8% for the nine months and 2.4% for the quarter. While total connections have continued to grow (with a 9.3% growth in connections between 31 March 2001 and 31 March 2002), ARPUs have continued to decline. The decline in total ARPUs is mainly the result of an increasing proportion of prepaid connections in the customer base.

At 31 March 2002, Telecom had approximately 1,388,000 cellular connections in New Zealand, up from 1,379,000 at 31 December 2001. Of the March total, 37.6% were postpaid customers, while 62.4% were prepaid customers. Telecom commercially launched its new CDMA mobile network in July 2001. At 31 March 2002 there were approximately 135,000 customers connected to the CDMA network, representing 9.7% of the total customer base.

Operating Expenses

-----------------------------------------------------------------------------------------------------------------
                                                   Nine months ended                      Quarter ended
                                                       31 March                             31 March
                                              2002       2001      Change          2002       2001      Change
                                                                      %                                    %
-----------------------------------------------------------------------------------------------------------------
Operations and support expenses
Labour ($m)                                      30         24      25.0              10          8      25.0
Cost of sales ($m)                              212        231      (8.2)             63         68      (7.4)
Other operating expenses ($m)                   139         90      54.4              41         26      57.7
                                            --------------------------------     --------------------------------
                                                381        345      10.4             114        102      11.8
Personnel numbers
Total staff at 31 March                         477        480      (0.6)
-----------------------------------------------------------------------------------------------------------------

Labour expense has increased by $6 million for the nine months and $2 million for the quarter. This reflects an increased number of contract staff working on project development.

                                                                       NZ MOBILE
--------------------------------------------------------------------------------


The reduction in cost of sales is discussed above in relation to the mobile gross margin.

Other operating expenses increased by $49 million (54.4%) for the nine months and $15 million (57.7%) for the quarter. Software fees relating to the AMPS/DAMPS networks are now being expensed rather than capitalised and depreciated. Previously the software fees related to upgrades and enhancements enabling greater capacity in the network. The contract with the supplier has been renegotiated with the focus now on maintaining the existing network, resulting in the change in accounting treatment. This added $31 million to other operating expenses in the current nine months, of which $11 million was incurred in Q3 2001-02. Also, advertising costs have increased in connection with the ongoing promotion of the CDMA network.

Depreciation and Amortisation

--------------------------------------------------------------------------------

                                    Nine months ended                      Quarter ended
                                        31 March                              31 March
                               2002       2001      Change          2002       2001      Change
                                $m         $m          %             $m         $m          %
-------------------------------------------------------------------------------------------------
Depreciation and amortisation
Depreciation                    103         82       25.6             34         27      25.9
Amortisation                      5          5          -              2          2         -
                              ----------------------------         ------------------------------
                                108         87       24.1             36         29      24.1
=================================================================================================

The increase in depreciation expense of $21 million for the nine months and $7 million for the quarter is mainly the result of depreciation commencing on Telecom's new CDMA network, which was launched in July 2001. The additional depreciation charge on the CDMA network was $16 million and $6 million for current nine months and Q3 2001-02 respectively.

                                                           NETWORK INTERNATIONAL
--------------------------------------------------------------------------------


NETWORK INTERNATIONAL

This segment consists of the operations of Telecom Network International, a provider of international telecommunications via a direct network to 60 international carriers and a further 200 bilateral relationships world-wide.

Network International - Results of Operations

--------------------------------------------------------------------------------

                                        Nine months ended                      Quarter ended
                                            31 March                              31 March
                                    2002       2001      Change          2002       2001      Change
                                     $m         $m          %             $m         $m          %
----------------------------------------------------------------------------------------------------
Operating revenues
   International calling            278         256      8.6              89         81       9.9
   Data                              56          53      5.7              17         17         -
   Other operating revenue           51          38     34.2               8         12     (33.3)
                                   --------------------------------     ----------------------------
                                    385         347     11.0             114        110       3.6
Operating expenses
   Operations and support expenses  277         277        -              84         90      (6.7)
                                   --------------------------------     ----------------------------

EBITDA                              108          70     54.3              30         20      50.0

Depreciation                         34          26     30.8              13         10      30.0
                                   --------------------------------     ----------------------------

Earnings from operations             74          44     68.2              17         10      70.0
====================================================================================================

Overview of Results

Total operating revenue increased by 11.0% for the nine months ended 31 March 2002, following 3.6% growth in the third quarter. Operations and support expenses were unchanged for the nine months following a 6.7% decrease for the third quarter. This led to an increase in EBITDA of 54.3% for the nine months and 50.0% for the quarter. Despite higher depreciation expense, total earnings from operations for Network International grew 68.2% for the nine months and 70.0% in the third quarter.

Revenue growth was most significant in international calling, while increased other operating revenue for the nine months mainly reflected sale of network capacity (none of which occurred in the third quarter).

Stable operating expenses for the nine months reflected lower cost of sales and overheads, offset by higher labour costs.

International Calling Revenue

The international calling revenue in Network International represents wholesale "outward" calling revenue, for the transport of calls originating in New Zealand and terminating overseas, inwards calls originating on other carriers' networks, and transits, where Telecom acts as an intermediary carrier on international calls originating and terminating on other carriers' networks.

-------------------------------------------------------------------------------------------------------------
                                                   Nine months ended                      Quarter ended
                                                       31 March                             31 March

                                              2002       2001      Change        2002       2001      Change
                                               $m         $m          %           $m         $m          %
-------------------------------------------------------------------------------------------------------------
International calling margin

Outwards revenue                               102         90      13.3            31         28      10.7
Inwards revenue                                125        130      (3.8)           42         39       7.7
Outpayment and interconnect                   (171)      (174)     (1.7)          (54)       (54)      -
                                           --------------------------------     -----------------------------
International margin before transits            56         46      21.7            19         13      46.2
Transit margin                                  51         36      41.7            16         14      14.3
                                           --------------------------------     -----------------------------
Total International calling margin             107         82      30.5            35         27      29.6
-------------------------------------------------------------------------------------------------------------

Revenue from both outwards and inwards was affected by significant growth in minutes offset by significant decreases in the average price per minute. The declining price per minute reflects decreasing prices in the wholesale market and re-negotiated bilateral agreements with other carriers, particularly for trans-Tasman traffic. While reducing revenue, the renegotiated rates also saw an equivalent reduction in outpayment. Increased interconnect costs (paid to NZ Wireline, AAPT and others for terminating inwards calls on their networks) partially offset this, nonetheless international margin before transits grew 21.7% for the nine months and 46.2% for the quarter.

The net margin from transit traffic increased by 41.7% for the nine months and 14.3% for the quarter as a result of strong growth in transit minutes. This resulted in growth in the total international calling margin of 30.5% for the nine months and 29.6% for the quarter.

-------------------------------------------------------------------------------------------------------------
                                                   Nine months ended                      Quarter ended
                                                       31 March                             31 March

                                              2002       2001      Change        2002       2001      Change
                                                                      %                                    %
-------------------------------------------------------------------------------------------------------------
Outwards calls
Revenue ($m)                                   102         90      13.3            31         28      10.7
Call minutes (m)                               700        516      35.7           221        171      29.2
Average price (cents)                         14.6       17.4     (16.1)         14.0       16.4     (14.6)

Inwards calls
Revenue ($m)                                   125        130      (3.8)           42         39       7.7
Call minutes (m)                               613        375      63.5           208        122      70.5
Average price (cents)                         20.4       34.7     (41.2)         20.2       32.0     (36.9)

Transit call margin
Revenue ($m)                                    51         36      41.7            16         14      14.3
Call minutes (m)                               971        580      67.4           299        206      45.1
Average price (cents)                          5.3        6.2     (14.5)          5.4        6.8     (20.6)
------------------------------------------- ---------- ---------- ---------- --- ---------- ---------- ----------

Data Revenue

Data revenue for the nine months increased by 5.7% from the corresponding period in the prior year, though was unchanged from the previous comparable period in Q3 2001-02. Growth for the nine months reflected revenue from increasing data services provided to Telecom's Australian operations, partly offset by reductions in the rate for data services paid by NZ Operations.

Other Operating Revenue

Other operating revenue increased by $13 million for the nine months, but decreased by $4 million for the quarter. The increase for the nine months mainly reflects gains from the sale of network capacity, which contributed approximately $28 million to operating revenues in the first six months of the current financial year.

Of the $28 million gain on the sale of capacity, $23 million relates to the sale of Southern Cross capacity, with the remaining $5 million relating to the sale of capacity on other cable systems. As a result of being an early purchaser of Southern Cross capacity, Telecom has acquired capacity at rates that were favourable compared to prevailing market rates during the last nine months. As a consequence, capacity that is surplus to Telecom's operational requirements has been sold during the current financial year. Telecom received full up-front payment and transferred its rights and obligations in respect of the capacity. In one instance, Telecom sold Southern Cross capacity and at the same time acquired trans-Atlantic capacity from the other party at prevailing market rates. This trans-Atlantic capacity is being used in the normal course of Telecom's operations.

In accordance with New Zealand accounting standards any gain on sale is recognised as earnings in the period in which the sale was made. US accounting rules differ to those applied in New Zealand and in general such transactions do not qualify for immediate profit recognition. Rather, the profit is spread over the life of the capacity agreement. In preparing the reconciliation to US GAAP in Telecom's 30 June 2002 annual financial statements, these gains on the sale of capacity will therefore be spread over the life of the capacity agreement (generally 15 years) for the purposes of calculating US GAAP earnings.

                                                           NETWORK INTERNATIONAL
--------------------------------------------------------------------------------


Operating Expenses

--------------------------------------------------------------------------------

                                                   Nine months ended                      Quarter ended
                                                       31 March                             31 March
                                              2002       2001      Change          2002       2001      Change
                                                                      %                                    %
--------------------------------------------------------------------------------------------------------------
Operations and support expenses
Labour ($m)                                     16         12      33.3              5          4      25.0
Cost of sales ($m)                             217        219      (0.9)            69         69        -
Other operating expenses ($m)                   44         46      (4.3)            10         17     (41.2)
                                            ----------------------------        ------------------------------
                                               277        277         -             84         90      (6.7)
Personnel numbers
Total staff at 31 March                        216        199       8.5
==============================================================================================================

Increased labour expense reflects increased salary costs and higher staff numbers. Staff numbers have increased due to the addition of the wholesale business previously undertaken by AAPT to Network International's operations.

Cost of sales decreased by 0.9% for the nine months and was unchanged for the third quarter. While decreasing international prices have decreased outpayment costs, this was largely offset by increased interconnect costs.

Other operating expenses decreased by 4.3% for the nine months and 41.2% for the quarter as a result of lower satellite utilisation costs coupled with minor foreign exchange gains realised in Q3 2001-02.

Depreciation

Depreciation expense increased by $8 million (30.8%) in the current nine months compared to the comparable period in the prior year, and $3 million (30.0%) in Q3 2001-02 compared to Q3 2000-01. This is due to depreciation commencing on recently acquired international cable capacity.

                                               INTERNET AND DIRECTORIES SERVICES
--------------------------------------------------------------------------------


INTERNET AND DIRECTORIES SERVICES

The Internet and Directories Services segment provides Internet access to residential and business customers in New Zealand, and publishes telephone directories in New Zealand.

The businesses that comprise this segment are:

Xtra - a New Zealand Internet service provider focused predominately on the consumer and small business market.

Telecom Directories - publishes White Pages(TM) and Yellow Pages(R) directories in New Zealand.

Internet and Directories Services - Results of Operations

--------------------------------------------------------------------------------

                                                   Nine months ended                      Quarter ended
                                                       31 March                             31 March
                                              2002       2001      Change          2002       2001      Change
                                               $m         $m          %             $m         $m          %
--------------------------------------------------------------------------------------------------------------
Operating revenues
    Internet                                    76         55       38.2             27         19      42.1
    Directories                                165        162        1.9             72         68       5.9
                                            ------------------------------      ------------------------------
                                               241        217       11.1             99         87      13.8
Operating expenses
    Operations and support expenses            141        122       15.6             55         46      19.6
                                            ------------------------------      ------------------------------

EBITDA                                         100         95        5.3             44         41       7.3

Depreciation                                    10          7       42.9              3          2      50.0
                                            ------------------------------      ------------------------------

Earnings from operations                        90         88        2.3             41         39       5.1
==============================================================================================================

Overview of Results

Total revenue grew by 11.1% for the current nine months and 13.8% for Q3 2001-02. The key driver of revenue growth was Internet revenue, which was up 38.2% for the nine months and 42.1% for the quarter.

In comparison, operating expenses increased by 15.6% for the current nine months and 19.6% for Q3 2001-02, leading to EBITDA growth of 5.3% for the nine months and 7.3% for the quarter. Higher depreciation charges meant that growth in earnings from operations was 2.3% for the nine months and 5.1% for the quarter.

                                               INTERNET AND DIRECTORIES SERVICES
--------------------------------------------------------------------------------

Internet Revenue

-----------------------------------------------------------------------------------------------------------------
                                                   Nine months ended                      Quarter ended
                                                       31 March                             31 March
                                              2002       2001      Change          2002       2001      Change
                                                                      %                                    %
-----------------------------------------------------------------------------------------------------------------
Internet revenue
Internet revenue ($m)                            76         55      38.2              27          19     42.1
Registered customers at period
end (000s)                                      360        359       0.3
Active customers at period
end (000s)                                      360        274      31.4
Total dial-up hours (m)                        88.9       53.0      67.7            30.8        19.9     54.8
Average hours per active customer per
month                                          30.2       23.9      26.4            31.3        25.4     23.2
-----------------------------------------------------------------------------------------------------------------

Xtra's Internet revenue increased by 38.2% for the nine months and 42.1% for the quarter. Xtra revised its pricing structure effective from October 2001. This was a factor in a reduction in total registered customers from a peak of 392,000 at 30 September 2001 to 360,000 customers at 31 March 2002. This reduction however only related to accounts that were classified as inactive, and the active customer base has continued to grow. Active customer numbers increased by 31.4% from 31 March 2001 to 31 March 2002. This, coupled with the new pricing structure and increased usage by existing customers, has resulted in the continuation of revenue growth seen in previous quarters.

Directories Revenue

Directories revenue grew 1.9% for the current nine months compared to the comparable period in the prior year, following 5.9% revenue growth in the quarter. Revenue growth for the nine months would have been higher but for a difference in the timing of the publication of regional directories. An additional two directories were published in Q1 2000-01 compared to Q1 2001-02. The 5.9% growth in Q3 2001-02 revenues was the result of an increased number of advertisers in the directories published during the quarter and a regional directory published in Q3 instead of Q4.

                                               INTERNET AND DIRECTORIES SERVICES
--------------------------------------------------------------------------------

Operating Expenses

-----------------------------------------------------------------------------------------------------------------
                                                   Nine months ended                      Quarter ended
                                                       31 March                             31 March
                                              2002       2001      Change          2002       2001      Change
                                                                      %                                    %
-----------------------------------------------------------------------------------------------------------------
Operations and support expenses
Labour ($m)                                      30         27      11.1              11         10      10.0
Cost of sales ($m)                               61         47      29.8              28         21      33.3
Other operating expenses ($m)                    50         48       4.2              16         15       6.7
                                            --------------------------------     --------------------------------
                                                141        122      15.6              55         46      19.6
Personnel numbers
Total staff at 31 March                         681        648       5.1
-----------------------------------------------------------------------------------------------------------------

Labour costs increased due to increased staff numbers required to support business growth. The increase in cost of sales reflects growth in volumes of Internet business.

Depreciation

The increase in depreciation expense is principally due to depreciation on new network infrastructure acquired by Xtra, required to develop network capability and support business growth.

AUSTRALIAN OPERATIONS

Two reporting segments together constitute Australian Operations. These are Australian Consumer and Australian Business and Internet Services. The consolidated results for Australian Operations are set out in the table below.

--------------------------------------------------------------------------------

                                         Nine months ended                      Quarter ended
                                            31 March                              31 March

                                      2002       2001      Change          2002       2001      Change
                                       $m         $m          %             $m         $m          %
---------------------------------------------------------------------------------------------------------

Operating revenues
   Local Service                       39         21         85.7            13        8          62.5
   Calling                            472        516         (8.5)          153      164          (6.7)
   Interconnection                     21         11         90.9             8        5          60.0
   Cellular and other mobile          207        239        (13.4)           56       79         (29.1)
   Internet                            79         66         19.7            26       24           8.3
   Data                               166        135         23.0            55       52           5.8
   Resale                             327        262         24.8            85       90          (5.6)
   Other operating revenue             59         60         (1.7)           34       21          61.9
                                   --------------------------------     ---------------------------------
                                    1,370      1,310          4.6           430      443          (2.9)
Operating expenses
   Operations and support expenses  1,256      1,232          1.9           383      425          (9.9)
                                   --------------------------------     ---------------------------------

EBITDA                                114         78         46.2            47       18         161.1

Depreciation and amortisation         101         50        102.0            36       20          80.0
                                   --------------------------------     ---------------------------------

Earnings from operations               13         28        (53.6)           11       (2)        650.0



Earnings from operations by segment

   Australian Consumer                 33         34         (2.9)           13       13             -
   Australian Business & Internet     (20)        (6)      (233.3)           (2)     (15)         86.7
                                   --------------------------------     ---------------------------------
                                       13         28        (53.6)           11       (2)        650.0
=========================================================================================================

An analysis of Australian Operations results by segment follows.

                                                             AUSTRALIAN CONSUMER
--------------------------------------------------------------------------------


AUSTRALIAN CONSUMER

The Australian Consumer segment includes the full range of telecommunications services provided to residential and small business customers of AAPT and wireless services provided by CellularOne.

Australian Consumer - Results of Operations

--------------------------------------------------------------------------------

                                                   Nine months ended                      Quarter ended
                                                       31 March                             31 March

                                              2002       2001      Change          2002       2001      Change
                                               $m         $m          %             $m         $m          %
------------------------------------------------------------------------------------------------------------------

Operating revenues
   Local Service                                1           1           -            -           -          -
   Calling                                    238         289       (17.6)          77          92      (16.3)
   Cellular and other mobile                  209         239       (12.6)          57          79      (27.8)
   Interconnection                              1           -          NM            1           -         NM
   Internet                                     7           4        75.0            2           1      100.0
   Resale                                     253         205        23.4           78          73        6.8
   Other operating revenue                      6           -          NM            2           1      100.0
                                              ----------------------------      ----------------------------------
                                              715         738        (3.1)         217         246      (11.8)
Operating expenses
   Operations and support expenses            654         695        (5.9)         194         230      (15.7)
                                              ----------------------------      ----------------------------------

EBITDA                                         61          43        41.9           23          16       43.8

Depreciation and amortisation                  28           9       211.1           10           3      233.3
                                              ----------------------------      ----------------------------------

Earnings from operations                       33          34        (2.9)          13          13          -
==================================================================================================================

NM = Not a meaningful comparison


Overview of Results

With costs decreasing more rapidly than revenues, EBITDA grew 41.9% for the nine months and 43.8% in Q3 2001-02. EBITDA growth was however offset by depreciation expense. Earnings from operations were therefore stable in Q3 and decreased 2.9% for the nine months to 31 March 2002.

For both the nine months and the quarter, revenue growth was largely derived from resale, though this was offset by decreased calling and cellular revenues. Operating expenses fell by 5.9% for the nine months and 15.7% in Q3 2001-02 as cost of sales decreased. The increased depreciation reflected additional investment in network infrastructure.

                                                             AUSTRALIAN CONSUMER
--------------------------------------------------------------------------------

Calling Revenue

Calling revenue is broken down as follows:

--------------------------------------------------------------------------------

                                               Nine months ended               Quarter ended
                                                  31 March                        31 March
                                            2002     2001   Change         2002     2001    Change
                                             $m       $m       %            $m       $m       %
----------------------------------------------------------------------------------------------------
Calling revenue
National                                     189      195    (3.1)           62       62       -
International                                 48       59   (18.6)           15       17   (11.8)
International inwards                          -       35      NM             -       13      NM
Other                                          1        -      NM             -        -       -
                                          ---------------------------     --------------------------
                                             238      289   (17.6)           77       92   (16.3)

----------------------------------------------------------------------------------------------------

NM = Not a meaningful comparison

National Calling Revenue

-----------------------------------------------------------------------------------------------------------
                                                 Nine months ended                    Quarter ended
                                                      31 March                           31 March
                                              2002      2001     Change           2002      2001    Change
                                                                    %                                  %
-----------------------------------------------------------------------------------------------------------
National calls
Revenue ($m)                                    86       102     (15.7)             28        31     (9.7)
Call minutes (m)                               617       606       1.8             176       194     (9.3)
Average price (A$ cents*)                     11.3      13.2     (14.4)           13.1      13.4     (2.2)

Calls to cellular networks
Revenue ($m)                                   103        93      10.8              34        31      9.7
Call minutes (m)                               227       186      22.0              67        68     (1.5)
Average price (A$ cents*)                     37.0      39.2      (5.6)           41.8      38.2      9.4

-----------------------------------------------------------------------------------------------------------

* Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

Revenue from national calls decreased by 15.7% for the nine months and 9.7% for the quarter as a result of a decline in average price per minute, in spite of an increase in call minutes for the nine months.

Revenue from calls to cellular networks increased by 10.8% for the nine months as a result of growth in call minutes.

                                                             AUSTRALIAN CONSUMER
--------------------------------------------------------------------------------

International Calling Revenue

---------------------------------------------------------------------------------------------------------
                                                Nine months ended                  Quarter ended
                                                      31 March                       31 March
                                             2002     2001     Change         2002     2001     Change
                                                                  %                                %
---------------------------------------------------------------------------------------------------------
International calling revenue
Total International calling ($m)               48        59    (18.6)           15       17     (11.8)
Call minutes (m)                              172       137     25.5            49       44      11.4
Average price (A$ cents*)                    22.7      33.6    (32.4)         24.5     29.5     (16.9)

---------------------------------------------------------------------------------------------------------

* Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

Australian Consumer's international revenues come from outward calls originated by AAPT customers. International revenue was $48 million for the nine months (down 18.6% from the previous corresponding period) and $15 million for Q3 2001-02 (down 11.8%). The decline in international revenue reflects a declining price per minute on the back of falling wholesale prices, partly offset by increased call minutes.

International Inwards Revenue

This revenue stream is now recorded by the Network International segment, following the merging of AAPT's wholesale international business into Network International. This change in business model has also reduced the Australian Consumer segment's cost of sales.

Cellular and Other Mobile


------------------------------------------------------------------------------------------------------------
                                                 Nine months ended                    Quarter ended
                                                     31 March                            31 March
                                             2002      2001      Change          2002     2001      Change
                                              $m        $m         %              $m       $m          %
------------------------------------------------------------------------------------------------------------
Cellular and other mobile

Total mobile revenue                          209       239      (12.6)           57       79       (27.8)
Mobile cost of sales                         (164)     (209)     (21.5)          (39)     (72)      (45.8)
                                          --------------------------------   -------------------------------
Mobile gross margin                            45        30       50.0            18        7       157.1

Connections at period end (000s)              218       227       (4.0)

------------------------------------------------------------------------------------------------------------

Total mobile revenue decreased by 12.6% for the nine months and 27.8% for the quarter, principally as a result of lower connection bonuses and equipment sales offset by payments received in Q2 2001-02 under the mobile services agreement with Vodafone totalling $12 million. However, a 21.5% decrease in cost of sales for the nine months and a 45.8% decrease for the quarter led to a 50.0% and 157.1% increase in Australian gross margin for the nine months and quarter respectively. The decrease in cost of sales results from the mobile services agreement

                                                             AUSTRALIAN CONSUMER
--------------------------------------------------------------------------------

entered into with Vodafone in November 2001. As well as reducing the cost per minute for airtime, the agreement provided certain rebates and subsidies that reduced cost of sales by $13 million in the current 9 months ($6 million in Q3 2001-02).

Resale

Resale revenue increased by $48 million (23.4%) for the current nine months compared to the previous comparable period. Of this increase, $5 million was recorded in Q3 2001-02, equivalent to growth of 6.8% against the comparable quarter in the prior year. The reduction in the rate of growth in resale revenue is the result of changes in the way resale services are marketed and priced.

In late September 2001, AAPT announced that it would no longer sell local call services at point of sale. Instead it proposed to offer local call resale to those customers who were significant users of AAPT's long distance services. Changes to the pricing for existing customers have also been implemented, including an administration fee for the small proportion of full service customers who were low users of long distance services. While these changes have moderated revenue growth, they have improved the margin recorded on this service.

Operating Expenses

-----------------------------------------------------------------------------------------------------------------
                                                   Nine months ended                      Quarter ended
                                                       31 March                             31 March
                                              2002       2001      Change          2002       2001      Change
                                                                      %                                    %
-----------------------------------------------------------------------------------------------------------------
Operations and support expenses

Labour ($m)                                      32         32         -              11          11        -
Cost of sales ($m)                              524        573      (8.6)            152         190    (20.0)
Other operating expenses ($m)                    70         70         -              23          22      4.5
Allocated costs ($m)                             28         20      40.0               8           7     14.3
                                            --------------------------------     --------------------------------
                                                654        695      (5.9)            194         230    (15.7)
Personnel numbers

Total staff at 31 March                         663        703      (5.7)

-----------------------------------------------------------------------------------------------------------------

Labour expenses were static in both Q3 2001-02 and the nine months to 31 March 2002 compared to 2000-01. Staff numbers fell 5.7% compared to Q3 last year, however the effect of this was offset by lower capitalisation of labour to capital projects. Gross personnel costs (prior to labour recoveries) decreased by 5% in the current nine months compared to the comparable period in the previous year.

Cost of sales decreased by 8.6% for the nine months and 20.0% for the third quarter, as a result of lower international cost of sales due to the transfer of international inwards traffic to Network International, lower cellular cost of sale and improved cost per minute for voice traffic.

                                                             AUSTRALIAN CONSUMER
--------------------------------------------------------------------------------

Other operating expenses in the current nine months were unchanged compared to the comparable period in the previous year following a modest increase in Q3.

Allocated costs represent the Consumer segment's share of the costs of AAPT business groups that support both the Consumer and Business and Internet Services Segments. Refer to the section entitled "Allocated Costs" on page 38 for a discussion of movements in this expense.

Depreciation and Amortisation

-----------------------------------------------------------------------------------------------------------------
                                                   Nine months ended                      Quarter ended
                                                       31 March                             31 March
                                              2002       2001      Change          2002       2001      Change
                                               $m         $m          %             $m         $m          %
-----------------------------------------------------------------------------------------------------------------
Depreciation and amortisation

Depreciation                                     25          6       316.7             9         2        350.0
Amortisation                                      3          3         -               1         1          -
                                            --------------------------------     --------------------------------
                                                 28          9       211.1            10         3        233.3

-----------------------------------------------------------------------------------------------------------------

Depreciation expense for common infrastructure has been allocated to the Consumer segment based on estimated asset usage. Depreciation expense increased by $19 million (316.7%) in the current nine months compared to the comparable period in the prior year, and $7 million (350.0%) in Q3 2001-02 compared to Q3 2000-01 due to additional investment in network infrastructure.

                                       AUSTRALIAN BUSINESS AND INTERNET SERVICES
--------------------------------------------------------------------------------

AUSTRALIAN BUSINESS AND INTERNET SERVICES

The Australian Business and Internet Services segment includes the full range of telecommunications services provided to AAPT Business, Corporate and Government
(BCG) customers, IT and telecommunications services provided to TCNZA corporate customers and the Internet access and e-commerce services supplied to the business market by Connect.

Australian Business and Internet Services - Results of Operations

-----------------------------------------------------------------------------------------------------------------

                                                  Nine months ended                       Quarter ended
                                                       31 March                             31 March
                                              2002       2001      Change          2002       2001      Change
                                               $m         $m          %             $m         $m          %
-----------------------------------------------------------------------------------------------------------------
Operating revenues
   Local Service                                 38          21     81.0              13           8     62.5
   Calling                                      235         228      3.1              77          76      1.3
   Cellular and other mobile                     18          12     50.0               5           4     25.0
   Interconnection                               21          11     90.9               9           4    125.0
   Internet                                      72          61     18.0              24          22      9.1
   Data                                         163         133     22.6              55          52      5.8
   Resale                                        80          56     42.9              24          22      9.1
   Other operating revenue                       53          67    (20.9)             13          21    (38.1)
                                            --------------------------------     --------------------------------
                                                680         589     15.4             220         209      5.3
Operating expenses
   Operations and support expenses              627         554     13.2             196         207     (5.3)
                                            --------------------------------     --------------------------------

EBITDA                                           53          35     51.4              24           2  1,100.0

Depreciation and amortisation                    73          41     78.0              26          17     52.9
                                            --------------------------------     --------------------------------

Earnings from operations                        (20)         (6)  (233.3)             (2)        (15)    86.7

-----------------------------------------------------------------------------------------------------------------

Overview of Results

Total operating revenue increased by 15.4% for the nine months ended 31 March 2002 compared to the equivalent period in the prior year, with 5.3% growth in Q3 2001-02. The main drivers of revenue growth were data revenue, resale and local service. Operating expense growth for the nine months was principally a function of business growth, while in Q3 2001-02 cost of sales and labour expense decreased, resulting in a 5.3% decrease in expenses for the quarter.

EBITDA grew strongly, particularly in Q3 2001-02. For the nine months, EBITDA growth was offset by depreciation and amortisation expense, resulting in a decrease in earnings from operations of $14 million for the nine months, however Q3 2001-02 showed an improvement in earnings of $13 million.

                                       AUSTRALIAN BUSINESS AND INTERNET SERVICES
--------------------------------------------------------------------------------

Included in Q2 2000-01 earnings was a settlement from a supplier of $25 million. Excluding this, nine month earnings in the current period were $11 million better than the comparable prior period.

Local Service

Local Service increased by $17 million (81.0%) for the nine months and $5 million (62.5%) for the quarter. With AAPT increasing the number of customers directly connected to its network, increasing local service revenue is being generated.

Calling Revenue

Calling revenue is broken down as follows:

-----------------------------------------------------------------------------------------------------------------

                                                   Nine months ended                      Quarter ended
                                                       31 March                             31 March
                                              2002       2001      Change          2002       2001      Change
                                               $m         $m          %             $m         $m          %
-----------------------------------------------------------------------------------------------------------------
Calling revenue
National                                        162        156       3.8              52         53      (1.9)
International                                    39         29      34.5              11          7      57.1
International inwards                             6         24     (75.0)              2          8     (75.0)
Other                                            28         19      47.4              12          8      50.0
                                            --------------------------------     --------------------------------
                                                235        228       3.1              77         76       1.3

-----------------------------------------------------------------------------------------------------------------


National Calling Revenue

-----------------------------------------------------------------------------------------------------------------
                                                   Nine months ended                     Quarter ended
                                                       31 March                             31 March
                                              2002       2001      Change          2002       2001      Change
                                                                     %                                    %
-----------------------------------------------------------------------------------------------------------------
National calls
Revenue ($m)                                      70        78     (10.3)             18         26     (30.8)
Call minutes (m)                                 426       433      (1.6)            140        161     (13.0)
Average price (A$ cents*)                       11.0      12.0      (8.3)           10.7       10.6       0.9

Calls to cellular networks
Revenue ($m)                                      92        78      17.9              34         25      36.0
Call minutes (m)                                 258       168      53.6              79         62      27.4
Average price (A$ cents*)                       28.9      33.9     (14.7)           30.4       33.8     (10.1)

-----------------------------------------------------------------------------------------------------------------

* Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

Revenue from national calls decreased by 10.3% for the nine months and 30.8% for the quarter as a result of decreased call minutes and a decline in average price per minute for the nine months.

                                       AUSTRALIAN BUSINESS AND INTERNET SERVICES
--------------------------------------------------------------------------------

Revenue from calls to cellular networks increased by 17.9% for the nine months and 36.0% for the quarter as a result of growth in call minutes.

International Calling Revenue

----------------------------------------------------------------------------------------------------------------
                                                   Nine months ended                      Quarter ended
                                                       31 March                             31 March
                                              2002       2001      Change          2002       2001      Change
                                                                      %                                    %
-----------------------------------------------------------------------------------------------------------------
International calling revenue
Total International calling ($m)                39         29        34.5            11          7        57.1
Call minutes (m)                               166        107        55.1            53         36        47.2
Average price (A$ cents*)                     19.2       20.6        (6.8)         17.0       16.7         1.8
-----------------------------------------------------------------------------------------------------------------

* Average prices have been stated in A$ to remove the impact of currency fluctuations from underlying price trends.

International calling revenues are derived from outward calls originated by AAPT customers. International revenue was $39 million for the nine months (up 34.5% from the previous corresponding period) and $11 million for Q3 2001-02 (up 57.1%). The increase in international revenue reflects the increased call minutes.

International Inwards and Other Calling Revenue

This international inwards revenue stream is now predominantly recorded by the Network International segment, following the merging of AAPT's wholesale international business into Network International. This change in business model has also reduced the Australian Business and Internet Services segment's cost of sales.

The increase in other calling revenue reflects increased revenue from toll-free calling.

Internet Revenue

Growth in Internet revenue results from growth in Connect's Internet business, reflecting both increased usage and customer numbers.

Data Revenue

Data revenue for the nine months increased by 22.6% from the corresponding period in the prior year, after a 5.8% increase in Q3 2001-02. The slowing in the rate of data growth in Q3 2001-02 compared to the nine months is largely due to the fact that significant revenues started to flow from TCNZA in Q2 2000-01.

                                       AUSTRALIAN BUSINESS AND INTERNET SERVICES
--------------------------------------------------------------------------------

Other Operating Revenue

Other operating revenue decreased by $14 million for the nine months and $8 million for the quarter. The second quarter of the previous financial year included approximately $25 million for settlement of a claim against AAPT's previous LMDS supplier for failure to develop and deliver equipment.

Operating Expenses

-----------------------------------------------------------------------------------------------------------------
                                                   Nine months ended                      Quarter ended
                                                       31 March                             31 March
                                              2002       2001      Change          2002       2001      Change
                                                                      %                                    %
-----------------------------------------------------------------------------------------------------------------
Operations and support expenses
Labour ($m)                                     90         83       8.4              25         29     (13.8)
Cost of sales ($m)                             424        384      10.4             133        144      (7.6)
Other operating expenses ($m)                   72         46      56.5              24         20      20.0
Allocated costs ($m)                            41         41       -                14         14         -
                                            -----------------------------        --------------------------------
                                               627        554      13.2             196        207      (5.3)
Personnel numbers
Total staff at 31 March                        799        821      (2.7)
-----------------------------------------------------------------------------------------------------------------

While labour expenses increased $7 million (8.4%) for the nine months, they decreased $4 million (13.8%) for the quarter. Staff numbers fell 2.7% from the comparable period last year. In the nine months, this was offset by lower capitalisation of labour to capital projects.

Cost of sales increased by 10.4% for the nine months in line with revenue growth, but decreased 7.6% for the third quarter. The decrease in the quarter represents improved cost per minute pricing for voice traffic. Cost of sales in the nine months and the quarter were impacted as a result of delays in transitioning CBA call centre traffic onto AAPT infrastructure, resulting in additional third party charges being incurred. This transition has now been successfully completed.

Other operating expenses in the nine months ended 31 March 2002 increased by 56.5% compared to the comparable period in the previous year and increased 20.0% compared to Q3 2000-01. This increase was driven by severance payments, and increases in accommodation and consultancy expenses.

Allocated costs represent the Business and Internet Services segment's share of the costs of AAPT business groups that support both the Consumer and Business and Internet Services Segments. Refer to the section entitled "Allocated Costs" on page 38 for a discussion of movements in this expense.

                                       AUSTRALIAN BUSINESS AND INTERNET SERVICES
--------------------------------------------------------------------------------

Depreciation and Amortisation

--------------------------------------------------------------------------------
                                     Nine months ended        Quarter ended
                                         31 March                31 March
                                   2002    2001   Change   2002    2001   Change
                                    $m      $m       %      $m      $m       %
--------------------------------------------------------------------------------

Depreciation and amortisation
Depreciation                        66      39     69.2     24     16      50.0
Amortisation                         7       2    250.0      2      1     100.0
                                  ----------------------  ----------------------
                                    73      41     78.0     26     17      52.9

--------------------------------------------------------------------------------

Depreciation expense for common infrastructure has been allocated to the Business and Internet Services segment based on estimated asset usage. Depreciation expense increased by $27 million (69.2%) in the current nine months compared to the comparable period in the prior year, and $8 million (50.0%) in Q3 2001-02 compared to Q3 2000-01 due to additional investment in network infrastructure.

Allocated Costs

Certain support business groups within Australian operations provide services to both the Consumer and Business and Internet Services segments. The total costs of these support groups have been allocated to the Consumer and Business and Internet Services segments based on their estimated consumption of support services. Total allocated costs are analysed below.

--------------------------------------------------------------------------------
                                     Nine months ended        Quarter ended
                                         31 March                31 March
                                   2002    2001   Change   2002    2001   Change
                                                     %                       %
--------------------------------------------------------------------------------

Allocated costs
Labour ($m)                         36      35      2.9     10     11      (9.1)
Other operating expenses ($m)       33      26     26.9     12     10      20.0
                                  ----------------------  ----------------------
                                    69      61     13.1     22     21       4.8
Personnel numbers
Total staff at 31 March            440     517    (14.9)

--------------------------------------------------------------------------------

Labour expense was $1 million higher for the nine months, despite a $1 million decrease for the quarter. Staff numbers fell by 14.9% as a result of efficiency initiatives. The impact of this was offset by lower capitalisation of labour to capital projects.

Other operating expenses in the nine months to 31 March 2002 increased by 26.9% compared to the comparable period in the previous year (and by 20.0% for Q3 2001-02 compared to 2000-01). This increase was driven by severance payments, and higher maintenance, accommodation, computer and consultancy costs.

                                                             CORPORATE AND OTHER
--------------------------------------------------------------------------------

CORPORATE AND OTHER

Corporate and Other is not an operating segment. It contains those items that are included in the Group financial statements, but are excluded from the results of the operating segments due to their non-operational and/or non-recurring nature.

The principal components of Corporate and Other are corporate and support costs and the amortisation of AAPT goodwill. Any group revenues not directly related to the operating segments are also included in Corporate and Other, including dividends received from Southern Cross.

Corporate and Other

--------------------------------------------------------------------------------
                                     Nine months ended         Quarter ended
                                         31 March                31 March
                                   2002    2001   Change   2002    2001   Change
                                                     %                       %
--------------------------------------------------------------------------------

Revenue
Other operating revenue ($m)         38     265   (85.7)      2     245   (99.2)

Operating expenses
Operations and support
expenses ($m)                        71      67     6.0       24     21    14.3
Depreciation ($m)                     8       8       -        3      3       -
Amortisation of AAPT goodwill ($m)   68      66     3.0       22     21     4.8

Personnel numbers
Total staff at 31 March             276     283    (2.5)

--------------------------------------------------------------------------------

Corporate revenue consists primarily of gains on prepayment of cross border leases and the dividend income received from Southern Cross in Q3 2000-01. During the current year, Telecom has received $34 million of net gains on prepayment of two cross border leases ($13 million in Q2 2001-02 and $21 million Q1 2001-02). In the prior year, one lease was prepaid in Q1 2000-01, resulting in a net gain of $20 million. Telecom has now undertaken four such leases, which it sees as a normal part of funding its significant investment in infrastructure. These leases are treated as finance leases and the assets remain on Telecom's statement of financial position. The gains that have been realised represent the difference between the total lease obligation and the amount paid to third parties to discharge the lease obligation.

Included in Q3 2000-01 corporate revenue is $245 million of dividend income derived from Telecom's investment in Southern Cross.

Operations and support expenses increased by $4 million for the nine months and increased by $3 million in Q3 2001-02. Much of the increases relate to a change in the internal charging of information systems costs, resulting in a greater proportion of group costs being borne by Corporate. This is offset by lower computer costs in other segments, principally NZ Wireline.

NET INTEREST EXPENSE (CONSOLIDATED)

Net interest expense for the current nine months of $308 million increased by $33 million or 12.0% compared to the corresponding nine month period in the previous year. Of this increase, $12 million was due to additional borrowing to fund the purchase of the remaining approximately 20% of AAPT in December 2000. Funding for growth in the balance sheet accounted for the remainder of the increase.

TAXATION (CONSOLIDATED)

Income tax expense for the current nine months of $278 million decreased by $5 million or 1.8% compared to the previous corresponding nine months. The effective tax rate increased from 28.9% for the nine months to 31 March 2001 to 36.7% for the current nine months. The effective tax rate for 31 March 2001 is lower than the statutory rate due to dividends received from Telecom's investment in the Southern Cross Cable Network which were taxed at a lower rate than the New Zealand statutory tax rate. The effective tax rate for the current period is higher than the statutory tax rates in New Zealand and Australia of 33% and 30% respectively due to the amortisation of goodwill for accounting purposes, which is not deductible for tax purposes.

CAPITAL EXPENDITURE

------------------------------------------------------------------------------------
                                       Nine months ended          Quarter ended
                                           31 March                 31 March
                                     2002    2001   Change    2002    2001   Change
                                      $m      $m       %       $m      $m       %
------------------------------------------------------------------------------------
Capital expenditure
NZ Wireline                           157     206    (23.8)     51      75    (32.0)
NZ Mobile                              62     145    (57.2)     18      47    (61.7)
Network International                 166     132     25.8      30       -       NM
Internet and Directories Services       6       8    (25.0)      1       3    (66.7)
Australian Consumer                    29      95    (69.5)      8      42    (81.0)
Australian Business & Internet        136     430    (68.4)     40     189    (78.8)
Corporate and Other                    11      13    (15.4)      6       3    100.0
                                   -------------------------  ----------------------
                                      567   1,029    (44.9)    154     359    (57.1)

------------------------------------------------------------------------------------

NM = Not a meaningful comparison

Total capital expenditure for Q3 2001-02 was $154 million, a decrease of 57.1% from the comparable quarter in the previous year.

For the current nine months, capital expenditure is 44.9% down on the comparable period in the prior year. This reflects tight control of capital expenditure, as well as the completion of major projects in the prior year.

Currently Telecom expects to spend approximately $825 million on capital expenditure in the year ended 30 June 2002. This compares to capital expenditure in the year ended 30 June 2001 of $1.5 billion.

Of the $825 million expected capital expenditure for 2001-02, approximately $235 million relates to NZ Wireline, $120 million to NZ Mobile, $170 million to Network International, $15 million to Internet and Directories Services, $35 million to Australian Consumer, $210 million to Australian Business and Internet Services and $40 million to Corporate and Other.

In the year ended 30 June 2003, Telecom currently expects total capital expenditure of approximately $780 million. Of this amount, approximately $450 million relates to New Zealand operations, $110 million to Network International, $160 million to Australian operations and $60 million to Corporate and Other.

LIQUIDITY AND CAPITAL RESOURCES (CONSOLIDATED)

Telecom believes that its working capital is sufficient for its requirements. Telecom has adequate internal and external resources available, including borrowing capacity, to finance its operating requirements, anticipated capital expenditure, dividends and investments.

The net debt to net debt plus equity ratio was 71.5% at 31 March 2002, compared to 78.4% at 31 March 2001 (net debt is defined as total debt less cash and short term investments and a term deposit of nil and $21 million at 31 March 2002 and 2001 respectively). The decrease reflects additional equity issued in May 2001 coupled with a reduction in net debt of $141 million.

The proportion of debt due within one year at 31 March 2002 is significantly lower than at 31 March 2001. During Q3 2001-02 Telecom issued $330 million four year debt to replace maturing debt. In Q2 2001-02, Telecom undertook issues of $684 million of seven year debt and $587 million of ten year debt. This was used to pay down short-term debt as it matured to enable Telecom to achieve the desired maturity profile for its borrowings.

Cash Flows

---------------------------------------------------------------
                                        Nine months ended
                                            31 March
                                   2002       2001      Change
                                    $m         $m          %
---------------------------------------------------------------

Net cash flows from:
    Operating activities*           812      1,016      (20.1)
    Investing activities           (847)    (1,877)     (54.9)
    Financing activities             35        848      (95.9)
                                 ------------------------------
Net cash flow excluding
Southern Cross.                       -        (13)        NM
    Southern Cross Dividends          -        239         NM
                                 ------------------------------
Net cash flow                         -        226         NM

---------------------------------------------------------------
NM = Not a meaningful comparison

* Reported cash flows from operating activities for the nine months ended 31 March 2001 totalled $1,255 million, including $239 million of Southern Cross Dividends. These have been shown separately in the table above for the purposes of presenting a meaningful comparison.

Net cash flows from operating activities for nine months ended 31 March 2002 were $812 million, a decrease of $204 million from the comparable previous nine months. This resulted primarily from increased payments to suppliers and employees and the timing of tax payments, partially offset by increased receipts from customers.

The net cash outflow for investing activities was $847 million, a decrease of $1,030 million from the comparable previous nine months. The decrease reflected cash paid for the purchase of the AAPT minorities in the previous year and significantly lower capital expenditure in the current nine months (refer "Capital Expenditure" section).

The net cash inflow from financing activities in the current nine months was $35 million, compared to $848 million in the comparable previous nine months. The decrease resulted from significantly lower net proceeds from borrowing.

The significantly reduced need for borrowing in the current period reflects reduced investment expenditure, particularly a reduced need to fund investment in Australia. Improved operating earnings from Australian operations, coupled with reduced capital expenditure has seen Australian operations move towards being EBITDA less capital expenditure neutral, as demonstrated by the following table.

--------------------------------------------------------------------------------
                                 Nine months ended           Quarter ended
                                     31 March                   31 March
                               2002    2001   Change      2002    2001   Change
                                $m      $m       %         $m      $m       %
--------------------------------------------------------------------------------

Australian Operations
EBITDA                          114      78    46.2         47      18   161.1
Less capital expenditure       (165)   (525)  (68.6)       (48)   (231)  (79.2)
                             ------------------------    -----------------------
                                (51)   (447)   88.6         (1)   (213)   99.5

--------------------------------------------------------------------------------

COMPETITIVE AND REGULATORY ENVIRONMENT

The New Zealand Parliament passed a new Telecommunications Act (the "Act") in December 2001. The Act established a regulatory regime with the following key features:

[X]  a specialist Telecommunications Commissioner within the Commerce
     Commission;
[X] the "designation" of specific services, allowing the Commissioner to set the terms and conditions of access and prices if requested to do so by firms who have been unable to negotiate commercial terms. Proposed designated services include interconnection with Telecom's fixed telephone network, wholesaling of Telecom's fixed network services, local, cellular and national toll-free telephone number portability; and
[X] provisions allowing the Government to declare Telecommunications Service Obligations and for the costs of these to be shared between most industry participants.

The Commissioner is required to undertake a review of local loop unbundling and data tails within two years but not before one year. The Act also provides the Commissioner with the power to set terms and conditions of access (but not the price) for national cellular roaming and cell site co-location.

In December 2001, the Government and Telecom signed a Telecommunications Service Obligations Deed for Local Residential Telephone Service ("the Deed") which, in effect, updates and amends the KSO. The Deed confirms obligations on Telecom to provide a free local calling option for residential customers, to maintain standard residential line rental in real terms at or below the level of 1 November 1989 and to continue providing directory assistance services. The Deed specifies that standard low speed calls to the Internet will be provided as part of the free local calling option although a range of other data services will not be.

OTHER MATTERS

AAPT and Telstra Sign Package Agreement and Drop Court Case

In April 2002, Telstra Wholesale and AAPT announced that they had agreed on a package involving a range of services including PSTN and broadband (ADSL) services.

Under the deal, both parties will now use the Dial-up Internet Access Service
(DIAS) for the termination of data calls. Consequently, Telstra has agreed to withdraw its access dispute before the ACCC relating to the price of terminating data calls on AAPT's networks.

Also as a result of the agreement, both parties have withdrawn from proceedings before the Australian Competition Tribunal, which was reviewing the PSTN prices payable by AAPT.

Lion Nathan to Partner with TCNZA for Trans-Tasman Communications

TCNZA announced in March 2002 that it has been chosen as telecommunications partner to Australasian liquor group Lion Nathan in an exclusive multi-million dollar deal to provide Lion Nathan with all its trans-Tasman voice, data and mobile telecommunications services.

Valuation of AAPT goodwill

Telecom reviews the carrying value of all its significant assets at least annually, to ensure that these carrying values do not exceed recoverable amounts. One of the significant assets on Telecom's statement of financial performance is the goodwill arising from the acquisition of AAPT. Telecom is currently in the process of completing its annual review of the valuation of this asset. This is a significant exercise involving forecasting the future cash flows expected to be generated by AAPT and evaluating the extent to which these support the carrying value of the goodwill. Telecom expects to have a clear view of the outcome of this process prior to the completion of its annual financial statements for the year ended 30 June 2002.

Southern Cross

Telecom has previously indicated a lack of visibility around the extent and timing of future dividend income from the Southern Cross Cable Network, as a result of softening in demand for international bandwidth and cable capacity. The dividend income stream is dependent on future sales of capacity, capital expenditure requirements and certain financing requirements. Telecom remains uncertain as to the size and timing of future dividend income streams from this investment.

Interconnection negotiations with Telstra Clear

Telecom's interconnection agreement with Clear Communications, now Telstra Clear following a merger with Telstra Saturn, expired on 30 September 2001. Telecom has since been in negotiations, firstly with Clear and subsequently with Telstra Clear, regarding a new interconnection agreement. Telecom has continued to provide Telstra Clear with interconnection services while negotiations proceed.

Investment in H3G

In May 2001, Telecom announced the formation of an alliance with Hutchison Whampoa Limited and Hutchison Telecommunications (Australia) Limited. As part of this alliance, Telecom acquired a 19.9% equity stake in Hutchison 3G Australia ("H3G") for A$250 million in the first quarter of the current financial year. Telecom has committed to provide a further A$150 million in equity funding to H3G. It is currently expected that this further equity contribution will be made in Q1 2002-03. Telecom has no further commitments to provide any additional funding to this entity.

CDMA 1xRTT upgrade

Telecom is in the process of upgrading its CDMA mobile network to CDMA 1xRTT. In testing, data speeds of up to 153.6 kbps have been achieved, though actual speeds achieved in operation are expected to be lower than this. There have been delays in completing the CDMA 1xRTT upgrade from the original planned timing. CDMA 1xRTT is expected to be commercially launched in July 2002.

GLOSSARY

ADSL (Asymmetric Digital Subscriber Line) - A technology for delivering a high bit rate link to customers over ordinary copper wire. Data rates can reach 8 Mbit/s from the exchange to the customer and 640 bit/s in the other direction.

AMPS/DAMPS (Advanced Mobile Phone System/Digital Advanced Mobile Phone System) - the analogue (AMPS) and digital (DAMPS) cellular telephony standards on which Telecom's older cellular networks are based.

CDMA (Code Division Multiple Access) - An advanced radio spectrum sharing technique used in new digital mobile networks.

Cellular connection - A cellular connection represents either a cellular phone provided under a current contract (for postpaid cellular), or a cellular phone that has made or received a call in the past six months (for prepaid cellular).

Centrex - The use of conventional PSTN lines and phones so that they appear to be part of a private network. Features include traditional PBX features. Centrex is offered to businesses as an alternative to buying or leasing their own PBXs.

Digital Data Service - A system to provide a private data transmission line for businesses. It provides a dedicated secure link for transmission of data between locations and is customised to suit individual business needs.

Frame Relay - Packet switched data communication that is very good at efficiently handling high speed, "bursty" data (data that is sent in large intermittent bursts) over wide area networks. Packets are routed or "relayed" directly to their destination rather than terminating at each switching node, eliminating processing overheads and increasing throughput speed.

H3G - Hutchison 3G Australia Pty Limited, a dedicated 3G wireless communications company in Australia formed as part of an alliance between Telecom, Hutchison Whampoa Limited and Hutchison Telecommunications Australia Limited. Telecom has a 19.9% equity stake in H3G.

IP (Internet Protocol) - A principal communications protocol used in the Internet.

IPNet - Telecom's network that removes internet traffic from the PSTN network at each exchange and sends it to its destination (usually an Internet Service Provider) via an Internet optimised backbone.

ISDN (Integrated Services Digital Network) - Switched digital transmission system that can carry a range of digitised voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate Access offers 2 Mbit/s capacity on 30 channels.

KSO - Kiwi Share Obligation. The Kiwi Share was created on 11 September 1990 as part of the privatisation of Telecom and is held by the Minister of Finance on behalf of the New Zealand Government. The Kiwi Share requires Telecom to observe certain principles in relation to the provision of telecommunications services and their pricing (the Kiwi Share Obligation).

Lanlink - A group of Telecom services that link customer LANs (Local Area Networks) together via a Wide Area Network. Solutions involve a degree of customisation in each case.

Netgate - A managed IP Internet access service, enabling access from ISP and business IP networks to global and domestic Internet services via direct connection to an Internet gateway.

PSTN (Public Switched Telephone Network) - A nationwide switched fixed line voice telephone network.

VPN (Virtual Private Network) - A carrier provided service in which the public switched network provides the equivalent of a privately established customer network.

0800 - The Telecom New Zealand dialling prefix for toll free calling numbers.

1xRTT - (One Times Radio Transmission Technology) A CDMA standard offering significantly faster data transfer rates than conventional digital cellular technology.

3G (Third Generation - mobile network) - Digital mobile network based on CDMA standards that is capable of delivering data rates up to 2 Mbit/s.

OVERVIEW OF GROUP RESULTS

                                                     Nine Months Ended                 Variation
                                                          31 March                     2002:2001
---------------------------------------------------------------------------------------------------------

(in NZ$ millions, except percentages)             2002        %      2001        %         $         %
---------------------------------------------------------------------------------------------------------
Operating revenues

Local service                                      805       19.1     803       18.8       2        0.2
Calling
      National                                     893       21.2     887       20.7       6        0.7
      International                                407        9.7     431       10.1     (24)      (5.6)
      Other                                         39        0.9      52        1.2     (13)     (25.0)
                                                ---------------------------------------------------------
                                                 1,339       31.8   1,370       32.0     (31)      (2.3)

Interconnection                                    104        2.5      69        1.6      35       50.7
Cellular and other mobile                          626       14.8     649       15.2     (23)      (3.5)
Internet                                           154        3.7     122        2.9      32       26.2
Data                                               492       11.7     442       10.3      50       11.3

Other operating revenues
    Directories                                    163        3.9     159        3.7       4        2.5
    Equipment                                       54        1.3      47        1.1       7       14.9
    Dividend from Associate                          -          -     245        5.7    (245)    (100.0)
    Miscellaneous other                            473       11.2     373        8.7     100       26.8
                                                ---------------------------------------------------------
                                                   690       16.4     824       19.2    (134)     (16.3)
                                                ---------------------------------------------------------
Total operating revenues                         4,210      100.0   4,279      100.0     (69)      (1.6)
                                                ---------------------------------------------------------

Operating expenses

    Labour                                         449       10.7     383        9.0      66       17.2
    Cost of sales                                1,379       32.8   1,398       32.7     (19)      (1.4)
    Other operating expenses                       708       16.8     709       16.6      (1)      (0.1)
                                                ---------------------------------------------------------
Total operating expenses                         2,536       60.2   2,490       58.2      46        1.8

EBITDA*                                          1,674       39.8   1,789       41.8    (115)      (6.4)

    Depreciation and amortisation                  609       14.5     534       12.5      75       14.0
                                                ---------------------------------------------------------
Earnings from operations                         1,065       25.3   1,255       29.3    (190)     (15.1)

Net interest expense                              (308)      (7.3)   (275)      (6.4)    (33)      12.0
                                                ---------------------------------------------------------
Earnings before income tax                         757       18.0     980       22.9    (223)     (22.8)

Income tax expense                                (278)      (6.6)   (283)      (6.6)      5       (1.8)
                                                ---------------------------------------------------------

Earnings after income tax                          479       11.4     697       16.3    (218)     (31.3)

Share of losses of associate companies after         -          -     (16)      (0.4)     16         NM
income tax
Minority interests in profits of subsidiaries        1        0.0       -          -       1         NM
                                                ---------------------------------------------------------

Net earnings                                       480       11.4     681       15.9    (201)     (29.5)
                                                =========================================================

* Earnings Before Interest, Taxation, Depreciation and Amortisation

NM = Not a meaningful comparison

    APPENDIX ONE - RECONCILIATION OF INTERNAL AND EXTERNAL REVENUES AND EXPENSES
--------------------------------------------------------------------------------

NZ WIRELINE

--------------------------------------------------------------------------------------------------
                                             Nine months ended              Nine months ended
                                               31 March 2002                  31 March 2001
                                        External  Internal   Total     External  Internal   Total
                                           $m        $m       $m          $m        $m       $m
--------------------------------------------------------------------------------------------------
Operating revenues
    Local service                           766        1       767        782        1       783
    Calling                                 704       17       721        719       18       737
    Interconnection                          61       25        86         58       48       106
    Data                                    320       61       381        295       49       344
    Other operating revenue                  68       76       144         50       85       135
                                        ----------------------------   ---------------------------
                                          1,919      180     2,099      1,904      201     2,105
Operating expenses
    Operations and support expenses         625      279       904        647      306       953
                                        ----------------------------   ---------------------------

EBITDA                                    1,294      (99)    1,195      1,257     (105)    1,152

Depreciation and amortisation               282        -       282        291        -       291
                                        ----------------------------   ---------------------------

Earnings from operations                  1,012      (99)      913        966     (105)      861
--------------------------------------------------------------------   ---------------------------

--------------------------------------------------------------------------------------------------

                                               Quarter ended                  Quarter ended
                                               31 March 2002                  31 March 2001
                                        External  Internal   Total     External  Internal   Total
                                           $m        $m       $m          $m        $m       $m
--------------------------------------------------------------------------------------------------
Operating revenues
    Local service                           256        -       256        258        2       260
    Calling                                 232        5       237        239        6       245
    Interconnection                          18        6        24         22       15        37
    Data                                    108       21       129         99       17       116
    Other operating revenue                  17       28        45         16       28        44
                                        ----------------------------   ---------------------------
                                            631       60       691        634       68       702
Operating expenses
    Operations and support expenses         202       88       290        200      106       306
                                        ----------------------------   ---------------------------

EBITDA                                      429      (28)      401        434      (38)      396

Depreciation and amortisation                94        -        94         96        -        96
                                        ----------------------------   ---------------------------

Earnings from operations                    335      (28)      307        338      (38)      300
--------------------------------------------------------------------------------------------------

    APPENDIX ONE - RECONCILIATION OF INTERNAL AND EXTERNAL REVENUES AND EXPENSES
--------------------------------------------------------------------------------

NZ MOBILE

------------------------------------------------------------------------------------------------------------
                                                  Nine months ended                  Nine months ended
                                                    31 March 2002                      31 March 2001
                                           External    Internal    Total      External    Internal    Total
                                              $m          $m        $m           $m          $m        $m
------------------------------------------------------------------------------------------------------------
Operating revenues
    Cellular revenue                          373           3       376          373          -        373
    Other mobile                               46           1        47           37          6         43
                                          -------------------------------    -------------------------------
    Total cellular and other mobile           419           4       423          410          6        416
    Interconnection                            38         112       150            -        126        126
                                          -------------------------------    -------------------------------
                                              457         116       573          410        132        542
Operating expenses
    Operations and support expenses           257         124       381          191        154        345
                                          -------------------------------    -------------------------------

EBITDA                                        200          (8)      192          219        (22)       197

Depreciation and amortisation                 108           -       108           87          -         87
                                          -------------------------------    -------------------------------

Earnings from operations                       92          (8)       84          132        (22)       110
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
                                                    Quarter ended                      Quarter ended
                                                    31 March 2002                      31 March 2001
                                           External    Internal    Total      External    Internal    Total
                                              $m          $m        $m           $m          $m        $m
------------------------------------------------------------------------------------------------------------
Operating revenues
    Cellular revenue                          126           1       127          123          1        124
    Other mobile                               11           -        11           13          1         14
                                          -------------------------------    -------------------------------
    Total cellular and other mobile           137           1       138          136          2        138
    Interconnection                             9          40        49            -         41         41
                                          -------------------------------    -------------------------------
                                              146          41       187          136         43        179
Operating expenses
    Operations and support expenses            75          39       114           50         52        102
                                          -------------------------------    -------------------------------

EBITDA                                         71           2        73           86         (9)        77

Depreciation and amortisation                  36           -        36           29          -         29
                                          -------------------------------    -------------------------------

Earnings from operations                       35           2        37           57         (9)        48
-----------------------------------------------------------------------------------------------------------

    APPENDIX ONE - RECONCILIATION OF INTERNAL AND EXTERNAL REVENUES AND EXPENSES
--------------------------------------------------------------------------------

NETWORK INTERNATIONAL

------------------------------------------------------------------------------------------------------------
                                                  Nine months ended                  Nine months ended
                                                    31 March 2002                      31 March 2001
                                           External    Internal    Total      External    Internal    Total
                                              $m          $m        $m           $m          $m        $m
------------------------------------------------------------------------------------------------------------
Operating revenues
    International calling                     157         121       278          151         105       256
    Data                                        6          50        56           12          41        53
    Other operating revenues                   51           -        51           31           7        38
                                          -------------------------------    -------------------------------
                                              214         171       385          194         153       347
Operating expenses
    Operations and support expenses           232          45       277          243          34       277
                                          -------------------------------    -------------------------------

EBITDA                                        (18)        126       108          (49)        119        70

Depreciation and amortisation                  34           -        34           26           -        26
                                          -------------------------------    -------------------------------

Earnings from operations                      (52)        126        74          (75)        119        44
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
                                                    Quarter ended                      Quarter ended
                                                    31 March 2002                      31 March 2001
                                           External    Internal    Total      External    Internal    Total
                                              $m          $m        $m           $m          $m        $m
------------------------------------------------------------------------------------------------------------
Operating revenues
    International calling                      55          34        89           47          34        81
    Data                                        1          16        17            5          12        17
    Other operating revenues                    8           -         8            9           3        12
                                          -------------------------------    -------------------------------
                                               64          50       114           61          49       110
Operating expenses
    Operations and support expenses            69          15        84           78          12        90
                                          -------------------------------    -------------------------------

EBITDA                                         (5)         35        30          (17)         37        20

Depreciation and amortisation                  13           -        13           10           -        10
                                          -------------------------------    -------------------------------

Earnings from operations                      (18)         35        17          (27)         37        10
------------------------------------------------------------------------------------------------------------

  APPENDIX ONE - RECONCILIATION OF INTERNAL AND EXTERNAL REVENUES AND EXPENSES
--------------------------------------------------------------------------------

INTERNET AND DIRECTORIES SERVICES

---------------------------------------------------------------------------------------------------------------
                                                Nine months ended                     Nine months ended
                                                  31 March 2002                         31 March 2001
                                          External   Internal     Total         External   Internal     Total
                                             $m         $m         $m              $m         $m         $m
---------------------------------------------------------------------------------------------------------------
Operating revenues
    Internet                                  75          1         76              54         1         55
    Directories                              163          2        165             159         3        162
                                         ---------------------------------     --------------------------------
                                             238          3        241             213         4        217
Operating expenses
    Operations and support
    expenses                                 114         27        141              97        25        122
                                         ---------------------------------     --------------------------------

EBITDA                                       124        (24)       100             116       (21)        95

Depreciation and amortisation                 10          -         10               7         -          7
                                         ---------------------------------     --------------------------------
Earnings from operations                     114        (24)        90             109       (21)        88

---------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                                  Quarter ended                       Quarter ended
                                                  31 March 2002                       31 March 2001
                                          External   Internal     Total       External   Internal     Total
                                             $m         $m         $m            $m         $m         $m
--------------------------------------------------------------------------------------------------------------
Operating revenues
    Internet                                  27          -        27            19          -         19
    Directories                               71          1        72            68          -         68
                                         ---------------------------------   ---------------------------------
                                              98          1        99            87          -         87
Operating expenses
    Operations and support
    expenses                                  40         15        55            37          9         46
                                         ---------------------------------   ---------------------------------

EBITDA                                        58        (14)       44            50         (9)        41

Depreciation and amortisation                  3          -         3             2          -          2
                                         ---------------------------------   ---------------------------------

Earnings from operations                      55        (14)       41            48         (9)        39

--------------------------------------------------------------------------------------------------------------

  APPENDIX ONE - RECONCILIATION OF INTERNAL AND EXTERNAL REVENUES AND EXPENSES
--------------------------------------------------------------------------------

AUSTRALIAN CONSUMER

-----------------------------------------------------------------------------------------------------------------
                                                 Nine months ended                     Nine months ended
                                                   31 March 2002                         31 March 2001
                                           External   Internal     Total         External   Internal     Total
                                              $m         $m         $m              $m         $m         $m
-----------------------------------------------------------------------------------------------------------------
Operating revenues
    Local service                               1           -         1               1          -          1
    Calling                                   238           -       238             289          -        289
    Cellular and other mobile                 189          20       209             227         11        238
    Interconnection                             1           -         1               1          -          1
    Internet                                    7           -         7               4          -          4
    Resale                                    253           -       253             205          -        205
    Other operating revenue                     1           5         6               -          -          -
                                          ---------------------------------     ---------------------------------
                                              690          25       715             727         11        738
Operating expenses
    Operations and support
    expenses                                  628          26       654             692          3        695
                                          ---------------------------------     ---------------------------------

EBITDA                                         62          (1)       61              35          8         43

Depreciation and amortisation                  28           -        28               9          -          9
                                          ---------------------------------     ---------------------------------

Earnings from operations                       34          (1)       33              26          8         34

-----------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------
                                                   Quarter ended                         Quarter ended
                                                   31 March 2002                         31 March 2001
                                           External   Internal     Total         External   Internal     Total
                                              $m         $m         $m              $m         $m         $m
----------------------------------------------------------------------------------------------------------------
Operating revenues
    Local service                               -         -           -               -         -          -
    Calling                                    77         -          77              92         -         92
    Cellular and other mobile                  51         6          57              75         4         79
    Interconnection                             1         -           1               -         -          -
    Internet                                    2         -           2               1         -          1
    Resale                                     78         -          78              73         -         73
    Other operating revenue                     -         2           2               -         1          1
                                          ---------------------------------     --------------------------------
                                              209         8         217             241         5        246
Operating expenses
    Operations and support
    expenses                                  189         5         194             228         2        230
                                          ---------------------------------     --------------------------------

EBITDA                                         20         3          23              13         3         16

Depreciation and amortisation                  10         -          10               3         -          3
                                          ---------------------------------     --------------------------------

Earnings from operations                       10         3          13              10         3         13

-----------------------------------------------------------------------------------------------------------------

  APPENDIX ONE - RECONCILIATION OF INTERNAL AND EXTERNAL REVENUES AND EXPENSES

--------------------------------------------------------------------------------

AUSTRALIAN BUSINESS AND INTERNET SERVICES

--------------------------------------------------------------------------------

                                           Nine months ended                Nine months ended
                                             31 March 2002                    31 March 2001
                                          External   Internal    Total     External   Internal    Total
                                             $m         $m        $m          $m         $m        $m
----------------------------------------------------------------------------------------------------------
Operating revenues
    Local service                            38          -         38         20           1        21
    Calling                                 234          1        235        211          17       228
    Cellular and other mobile                18          -         18         12           -        12
    Interconnection                          13          8         21         10           1        11
    Internet                                 72          -         72         57           4        61
    Data                                    163          -        163        133           -       133
    Resale                                   80          -         80         56           -        56
    Other operating revenue                  36         17         53         67           -        67
                                         -----------------------------------------------------------------
                                            654         26        680        566          23       589
Operating expenses
    Operations and support
    expenses                                609         18        627        554           -       554
                                         -----------------------------------------------------------------

EBITDA                                       45          8         53         12          23        35

Depreciation and amortisation                73          -         73         41           -        41
                                         -----------------------------------------------------------------

Earnings from operations                    (28)         8        (20)       (29)         23        (6)

----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------
                                                     Quarter ended                         Quarter ended
                                                     31 March 2002                         31 March 2001
                                            External    Internal   Total          External   Internal    Total
                                               $m          $m        $m              $m         $m         $m
-----------------------------------------------------------------------------------------------------------------
Operating revenues
    Local service                              12           1        13               8          -          8
    Calling                                    76           1        77              72          4         76
    Cellular and other mobile                   5           -         5               4          -          4
    Interconnection                             9           -         9               4          -          4
    Internet                                   24           -        24              22          -         22
    Data                                       53           2        55              52          -         52
    Resale                                     24           -        24              22          -         22
    Other operating revenue                    12           1        13              18          3         21
                                          ---------------------------------     ---------------------------------
                                              215           5       220             202          7        209
Operating expenses
    Operations and support
    expenses                                  193           3       196             207          -        207
                                          ---------------------------------     ---------------------------------

EBITDA                                         22           2        24              (5)         7          2

Depreciation and amortisation                  26           -        26              17          -         17
                                          ---------------------------------     ---------------------------------

Earnings from operations                       (4)          2        (2)            (22)         7        (15)

-----------------------------------------------------------------------------------------------------------------

                             APPENDIX I (Rule 10.4)
                             ----------
                   PRELIMINARY Nine Months REPORT ANNOUNCEMENT

                   Telecom Corporation of New Zealand Limited

                     For the Nine Months Ended 31 March 2002

            (referred to in this report as the "current nine months")

Preliminary nine months report on consolidated results (including the results for the previous corresponding nine months in accordance with Listing Rule 10.4.2.
This report has been prepared in a manner which complies with generally accepted accounting practice and gives a true and fair view of the matters to which the report relates [see Note (X) attached] and is based on unaudited accounts. The Listed Issuer has a formally constituted Audit Committee of the Board of Directors.

                                                                                    ----------------------------------------------
[PLEASE REFER TO ATTACHED NOTES WHEN COMPLETING THIS FORM]                                   CONSOLIDATED OPERATING STATEMENT
                                                                                    ----------------------------------------------
                                                                                                                     Previous
1.    OPERATING REVENUE                                                                  Current                   corresponding
                                                                                       nine months         %        nine months
                                                                                         $NZ'000                      $NZ'000
                                                                                    ----------------------------------------------
(a)    Sales revenue                                                                     4,210,000        (1.6)%        4,279,000

                                                                                    ----------------------------------------------

(b)   Other revenue                                                                              -                             -

                                                                                    -----------------             ----------------

(C)   Total operating revenue                                                            4,210,000                     4,279,000

                                                                                    -----------------             ----------------

2(a)  OPERATING SURPLUS BEFORE UNUSUAL ITEMS AND TAX                                       757,000                       980,000

                                                                                    -----------------             ----------------

(b)   Unusual items for separate disclosure                                                      -                             -

                                                                                    ----------------------------------------------

(c)   OPERATING SURPLUS BEFORE  TAX                                                        757,000       (22.8)%         980,000

                                                                                    ----------------------------------------------

(d)   Less tax on operating profit                                                        (278,000)                     (283,000)

                                                                                    -----------------             ----------------

(e)   Operating surplus after tax but before minority interests                            479,000                       697,000

                                                                                    -----------------             ----------------

(f)   Less minority interests                                                                1,000                             -

                                                                                    -----------------             ----------------

(g)   Equity earnings [detail in item 19 below]                                                  -                       (16,000)

                                                                                    ----------------------------------------------
(i)   OPERATING SURPLUS AFTER TAX ATTRIBUTABLE TO MEMBERS OF
      LISTED ISSUER                                                                        480,000       (29.5%)         681,000

                                                                                    ----------------------------------------------

3(a)  Extraordinary Items after tax [detail in 6(a)below]                                        -                             -

                                                                                    -----------------             ----------------

(b)   Less Minority Interests                                                                    -                             -

                                                                                    -----------------             ----------------

(c)   Extraordinary items after tax attributable to Members of the Listed Issuer                 -                             -
                                                                                    -----------------             ----------------
4(a)  TOTAL OPERATING SURPLUS AND EXTRAORDINARY ITEMS AFTER TAX
      [2(e) + 2(g) + 2(h) + 3(a) ABOVE]                                                    479,000                       681,000
                                                                                    -----------------             ----------------

(b)   Operating Surplus and Extraordinary Items after Tax attributable to                    1,000                             -
      Minority Interests [Items 2(f) + 3(b) above]
                                                                                    ----------------------------------------------
(c)   OPERATING SURPLUS AND EXTRAORDINARY ITEMS AFTER TAX  ATTRIBUTABLE TO
      MEMBERS OF THE LISTED ISSUER [2(i) + 3(c) ABOVE]                                     480,000       (29.5%)         681,000
                                                                                    ----------------------------------------------

Note: Certain comparatives have been restated to conform to the current period classifications

Page one

                                                                                      -----------------------------------
5.     DETAILS OF SPECIFIC RECEIPTS/OUTLAYS,                                                      CONSOLIDATED
       REVENUES/EXPENSES FOR THE NINE MONTHS

                                                                                      -----------------------------------
#      Items marked in this way need be shown only where their inclusion as                                 Previous
       revenue or exclusion from expenses has had a material effect on reported           Current         corresponding
       surplus                                                                          nine months        nine months
                                                                                          $NZ'000            $NZ'000
                                                                                      -----------------------------------
(a)    Interest revenue included in Item 2(c) above                                        13,000             46,000

                                                                                      -----------------------------------

(b)    # Interest revenue included in 5(a) above but not yet received                           -                  -

                                                                                      -----------------------------------
(c)    Interest expense included in Item 2(c) above (include all forms of
       interest, lease finance charges, etc.)                                            (321,000)          (321,000)

                                                                                      -----------------------------------
(d)    # Interest costs excluded from 5(c) above and capitalised in asset values           (9,000)           (26,000)

                                                                                      -----------------------------------
(e)    # Outlays (other than those arising from the acquisition of an existing
       business) capitalised in intangibles                                                   N/A                N/A

                                                                                      -----------------------------------
(f)    Depreciation including all forms of amortisation and writing down of
       property/investment                                                               (609,000)          (534,000)

                                                                                      -----------------------------------

(g)    Write-off of intangibles                                                                 -                  -

                                                                                      -----------------------------------
(h)    Unrealised changes in value of investments                                               -                  -

                                                                                      -----------------------------------

Note: Certain comparatives have been restated to conform to current period classifications

6.(a) UNUSUAL AND EXTRAORDINARY ITEMS OF THE GROUP

--------------------------------------------------------------------------------
                                         GROUP - CURRENT NINE MONTHS
                             --------------------------------------------------
                              Before tax    Related income tax      After tax
 DETAILS AND COMMENTS           $NZ'000           $NZ'000            $NZ'000
-------------------------------------------------------------------------------
Unusual Items -
Item 2(b) above                        -                -                   -

                             --------------------------------------------------
Total Unusual items                    -                -                   -
                             --------------------------------------------------
Extraordinary Items -
Item 3(a) above                        -                -                   -

                             --------------------------------------------------
Total extraordinary items              -                -                   -
--------------------------------------------------------------------------------

6.(b) COMMENTS BY DIRECTORS If no report in any section, state NIL. If insufficient space below, provide details in the form of notes to be attached to this report.

i. Material factors affecting the revenues and expenses of the group for the current nine months - Refer Management Commentary.
ii Significant trends or events since end of current nine months - Refer Management Commentary.
iii. Changes in accounting policies since last Annual Report to be disclosed -
     Nil

Page two

                                                                            ---------------------------------------------
7.     EARNINGS PER SECURITY                                                                 CONSOLIDATED

                                                                            ---------------------------------------------
Calculation of basic and fully diluted, EPS in accordance with IAS33:                                  Previous
Earnings Per Share                                                                  Current          corresponding
                                                                                  nine months         nine months
                                                                                     Cents               Cents

                                                                            ---------------------------------------------
(a)    Basic EPS                                                            (a)       25.8                38.7

(b)    Diluted EPS (if materially different from (a))                       (b)       N/A                 N/A
                                                                            ---------------------------------------------

8.(a)       MATERIAL ACQUISITIONS OF SUBSIDIARIES [see Note (VII) attached]:

      (i)   Name of subsidiary or group of subsidiaries.

      (ii)  Contribution to consolidated surplus/(loss) and
            extraordinary items after tax and minority interests.                                  $________________-_______________

      (iii) Date from which such contribution has been calculated.                           ________________-________________

      (iv)  Operating surplus(deficit) and extraordinary items after tax
            of the subsidiary for the previous corresponding period                       $________________-________________

  (b)       MATERIAL DISPOSALS OF SUBSIDIARIES [see Note (VII) attached]:

      (i)   Name of subsidiary or group of subsidiaries.

      (ii)  Contribution to consolidated operating surplus(deficit) and
            extraordinary items after tax from operation of subsidiary.                   $________________-________________

      (iii) Date to which such contribution has been calculated.                                    -----------------------------

      (iv)  Contribution to consolidated operating surplus(deficit) and
            extraordinary items after tax for the previous corresponding period           $________________-_________________

      (v)   Contribution to consolidated operating surplus(deficit) and
            extraordinary items from sale of subsidiary.                                           $________________-_______________


9.    REPORTS FOR INDUSTRY AND GEOGRAPHICAL SEGMENTS (Refer Annexure One)

      Information on the industry and geographical segments of the Listed Issuer is to be reported for the nine months in accordance with the provisions of SSAP:23: Financial Reporting for Segments. Because of the differing nature and extent of segments among Listed Issuers, no complete proforma is provided, and the segment information should be completed separately and attached to this report. However, the following shows a suitable list of items for presentation and indicates which amounts should agree with items included elsewhere in the nine months report:

      SEGMENTS

      Operating revenue:
          Sales to customers outside the group
          Intersegment sales
          Unallocated revenue

      Total revenue [consolidated total equal to Item 1(c) above]

      Segment result

      Total assets [Equal to Item 10(n) below]

Page three

               STATEMENT OF ASSETS, LIABILITIES AND CAPITAL FUNDS
   [Note (VIII) attached has particular relevance for the preparation of this statement]

                                                                 ----------------------------------------------------------------
                                                                                          CONSOLIDATED

                                                                 ----------------------------------------------------------------
                                                                                                            At end of previous
                                                                   At end of current    As shown in last       corresponding
                                                                      nine months         Annual Report         nine months
10.      CURRENT ASSETS                                                 $NZ'000              $NZ'000              $NZ'000
                                                                 ----------------------------------------------------------------
         (a)      Cash                                                    76,000               94,000              318,000
                                                                 ----------------------------------------------------------------
         (b)      Receivables                                            846,000              755,000              786,000
                                                                 ----------------------------------------------------------------
         (c)      Investments                                             82,000              115,000              594,000
                                                                 ----------------------------------------------------------------
         (d)      Inventories                                             87,000               38,000               36,000
                                                                 ----------------------------------------------------------------
         (e)      Other                                                  330,000              288,000              297,000
                                                                 ----------------------------------------------------------------
         (f)      TOTAL CURRENT ASSETS                                 1,421,000            1,290,000            2,031,000
                                                                 ----------------------------------------------------------------
         NON-CURRENT ASSETS

                                                                 ----------------------------------------------------------------
         (g)      Receivables                                                  -                    -                    -
                                                                 ----------------------------------------------------------------
         (h)      Investments                                          1,019,000              737,000              705,000
                                                                 ----------------------------------------------------------------
         (i)      Inventories                                                  -                    -                    -
                                                                 ----------------------------------------------------------------
         (j)      Property, plant and equipment                        4,872,000            4,901,000            4,758,000
                                                                 ----------------------------------------------------------------
         (k)      Intangibles                                          1,906,000            2,044,000            1,963,000
                                                                 ----------------------------------------------------------------
         (l)      Other                                                        -                    -                    -
                                                                 ----------------------------------------------------------------
         (m)      TOTAL NON-CURRENT ASSETS                             7,797,000            7,682,000            7,426,000
                                                                 ----------------------------------------------------------------
         (n)      TOTAL ASSETS                                         9,218,000            8,972,000            9,457,000
                                                                 ----------------------------------------------------------------
11.      CURRENT LIABILITIES

                                                                 ----------------------------------------------------------------
         (a)      Bank Overdraft                                               -               18,000               11,000
                                                                 ----------------------------------------------------------------
         (b)      Accounts payable                                       919,000            1,106,000              996,000
                                                                 ----------------------------------------------------------------
         (c)      Borrowings                                           1,083,000            2,165,000            3,169,000
                                                                 ----------------------------------------------------------------
         (d)      Provisions                                              24,000               59,000                7,000
                                                                 ----------------------------------------------------------------
         (e)      Other                                                  385,000              298,000              269,000
                                                                 ----------------------------------------------------------------
         (f)      TOTAL CURRENT LIABILITIES                            2,411,000            3,646,000            4,452,000
                                                                 ----------------------------------------------------------------
         NON-CURRENT LIABILITIES

         (g)      Accounts payable                                             -                    -                    -
                                                                 ----------------------------------------------------------------
         (h)      Borrowings                                           4,606,000            3,298,000            3,386,000
                                                                 ----------------------------------------------------------------
         (i)      Provisions                                               2,000                2,000                    -
                                                                 ----------------------------------------------------------------
         (j)      Other                                                   16,000               23,000               71,000
                                                                 ----------------------------------------------------------------
         (k)      TOTAL NON-CURRENT LIABILITIES                        4,624,000            3,323,000            3,457,000
                                                                 ----------------------------------------------------------------
         (l)      TOTAL LIABILITIES                                    7,035,000            6,969,000            7,909,000
                                                                 ----------------------------------------------------------------
         (m)      NET ASSETS                                           2,183,000            2,003,000            1,548,000
                                                                 ----------------------------------------------------------------
12.      CAPITAL FUNDS

                                                                 ----------------------------------------------------------------
         (a)      Contributed capital                                  1,544,000            1,482,000              967,000
                                                                 ----------------------------------------------------------------
         (b)      Reserves    (i)  Revaluation reserve                         -                    -                    -
                                                                 ----------------------------------------------------------------
                              (ii) Foreign currency translation          (94,000)             (12,000)             (82,000)
                                                                 ----------------------------------------------------------------
         (c)      Retained surplus (accumulated deficit)                 727,000              527,000              658,000
                                                                 ----------------------------------------------------------------
         (d)      CAPITAL FUNDS ATTRIBUTABLE TO MEMBERS
                        OF THE HOLDING COMPANY                         2,177,000            1,997,000            1,543,000
                                                                 ----------------------------------------------------------------
         (e)      Outside equity interests in subsidiaries                 6,000                6,000                5,000
                                                                 ----------------------------------------------------------------
         (f)      TOTAL CAPITAL FUNDS                                  2,183,000            2,003,000            1,548,000
                                                                 ----------------------------------------------------------------

Note: Certain comparatives have been restated to conform to current period classifications

Page four

                   STATEMENT OF CASH FLOWS FOR THE NINE MONTHS

                                                                                        ------------------------------------
[See Note (IX) attached]                                                                                     Previous
                                                                                              Current      corresponding
                                                                                            nine months     nine months
                                                                                              $NZ'000         $NZ'000
                                                                                        ------------------------------------
13.      CASH FLOWS RELATING TO OPERATING ACTIVITIES

         (a)      Receipts from customers                                                   3,972,000        3,757,000

         (b)      Interest received                                                            12,000           44,000

         (c)      Dividends received                                                            3,000          248,000

         (d)      Proceeds from cross border leases                                            35,000           20,000

         (e)      Payments to suppliers and employees                                      (2,678,000)      (2,350,000)

         (f)      Interest paid                                                              (292,000)        (295,000)

         (g)      Income tax paid                                                            (210,000)        (165,000)

         (h)      Other - Payments from provisions                                            (30,000)          (4,000)
                                                                                        ------------------------------------
         (i)      NET OPERATING CASH FLOWS                                                    812,000        1,255,000
                                                                                        ------------------------------------

   14.   CASH FLOWS RELATED TO INVESTING ACTIVITIES

         (a)      Cash proceeds from sale of property, plant and equipment                     63,000            8,000

         (b)      (Purchase)/sale of long-term investments                                   (328,000)        (287,000)

         (c)      Sale/(purchase) of short term investments, net                               33,000           73,000

         (d)      Cash paid for purchases of property, plant and equipment                   (606,000)      (1,012,000)

         (e)      Interest paid - capitalised                                                  (9,000)         (26,000)

         (f)      Cash paid for purchases of equity investments - AAPT Limited                      -         (633,000)

         (g)      Loans to other entities                                                           -                -

         (h)      Other                                                                             -                -
                                                                                        ------------------------------------
         (i)      NET INVESTING CASH FLOWS                                                   (847,000)      (1,877,000)
                                                                                        ------------------------------------

   15.   CASH FLOWS RELATED TO FINANCING ACTIVITIES

         (a)      Cash proceeds from issues of shares, options, etc.                                -            1,000

         (b)      Proceeds from long term borrowings                                        1,762,000          395,000

         (c)      Repayment of long term borrowings                                          (870,000)        (465,000)

         (d)      Dividends paid    - Minority Interests                                            -                -
                                    - Other                                                  (257,000)        (391,000)

         (e)      Other - (Repayments)/proceeds from Short Term Debt, net                    (600,000)       1,308,000
                                                                                        ------------------------------------
         (g)      NET FINANCING CASH FLOWS                                                     35,000          848,000
                                                                                        ------------------------------------
   16.   NET INCREASE (DECREASE) IN CASH HELD                                                       -          226,000

         (a)      Cash at beginning of nine months                                             76,000           81,000

         (b)      Exchange rate adjustments to Item 16(a) above                                     -                -
                                                                                        ------------------------------------
         (c)      CASH AT END OF NINE MONTHS                                                   76,000          307,000
                                                                                        ------------------------------------

Certain comparatives have been restated to conform to the current period classifications.

17.  NON-CASH FINANCING AND INVESTING ACTIVITIES

     Provide details of financing and investing transactions which have had a material effect on group assets and liabilities but did not involve cash
     flows.            NIL

Page five

18.  RECONCILIATION OF CASH

     For the purposes of the above statement of cash flows, cash includes cash on hand and in banks, net of bank overdrafts

                                                                               -----------------------------------------------
Cash at the end of the nine months as shown in the statement of cash flows                                    Previous
is reconciled to the related items in the accounts as follows:                        Current              corresponding
                                                                                    nine months             nine months
                                                                                      $NZ'000                 $NZ'000
                                                                               -----------------------------------------------
Cash on hand and at bank                                                                 76,000                318,000
                                                                               -----------------------------------------------

Deposits at call                                                                              -                      -
                                                                               -----------------------------------------------

Bank Overdraft (included in 11 (d) Other Current Liabilities)                                 -                (11,000)
                                                                               -----------------------------------------------

Other (provide details)                                                                       -                      -
                                                                               -----------------------------------------------


                                                                               -----------------------------------------------
TOTAL = CASH AT END OF NINE MONTHS   [Item 16(c) above]
                                                                                         76,000                307,000
                                                                               -----------------------------------------------

19.  EQUITY ACCOUNTED ASSOCIATED COMPANIES AND OTHER MATERIAL INTERESTS

     Information attributable to the reporting group's share of investments in associated companies and other material interests is to be disclosed by way of separate note below (refer SSAP: 8 Accounting for Business Combinations).

                                                                                     ------------------------------------------
                                                                                                  EQUITY EARNINGS
                                                                                     ------------------------------------------
                                                                                                                 Previous
(i)      GROUP SHARE OF RESULTS OF ASSOCIATED COMPANIES                                    Current            corresponding
                                                                                         nine months           nine months
                                                                                           $NZ'000               $NZ'000
                                                                                     ------------------------------------------
         (a)   OPERATING (DEFICIT) BEFORE TAX                                                  -               (16,000)

         (b)   Less tax                                                                        -                     -

         (c)   OPERATING (DEFICIT) AFTER TAX                                                   -               (16,000)

         (d)   (i)     Extraordinary items (gross)                                             -                     -

               (ii)    Less tax                                                                -                     -

               (iii)   Extraordinary items (net)                                               -                     -

         (e)   OPERATING (DEFICIT) AND EXTRAORDINARY ITEMS AFTER TAX                           -               (16,000)

         (f)   Less dividends paid to group                                                    -                     -

         (g)   NET (REDUCTION IN) EQUITY CARRYING VALUE OF INVESTMENTS
               FROM CURRENT PROFITS (ITEM 2(g) ABOVE)                                          -               (16,000)
                                                                                     ------------------------------------------


*Delete as required

Page six

         (ii)     MATERIAL INTERESTS IN CORPORATIONS NOT BEING SUBSIDIARIES:

         (a) The Group has a material (from group's viewpoint) interest in the following corporations:

---------------------------------------------------------------------------------------------------------------------------------
                                                       Percentage of ordinary                   Contribution to operating
  Name                                                 shares held at end of               *surplus(deficit) and extraordinary
                                                            nine months                              items after tax
---------------------------------------------------------------------------------------------------------------------------------
Equity accounted                                   Current               Previous              Current             Previous
----------------
associated companies                             nine months           corresponding         nine months        corresponding
--------------------
                                                                        nine months            $NZ'000           nine months
                                                                                                                   $NZ'000

                                            -------------------------------------------------------------------------------------
                                                                                                     Equity Accounted

                                                                                          ---------------------------------------

Pacific Carriage Holdings Limited                    50%                    50%                        -              (7,000)
Southern Cross Cables Holdings Limited               50%                    50%                        -                   -
AOL Australia Online Services Pty                    50%                    50%                        -              (9,000)
Limited


---------------------------------------------------------------------------------------------------------------------------------
Other material interests                                                                           Not Equity Accounted
------------------------
                                                                                          ---------------------------------------




---------------------------------------------------------------------------------------------------------------------------------


                                                                           -----------------------------------------------------
(b)      INVESTMENTS IN ASSOCIATED COMPANIES                                        Current                    Previous
                                                                                   nine months              corresponding
                                                                                    $NZ'000                  nine months
                                                                                                               $NZ'000

                                                                           -----------------------------------------------------
                        Carrying value of investments in
                        associated companies (CV)                                          -                           -


                                                                                           -                           -
                        Share of associated companies' retained
                        profits and reserves not included in CV:


                                Retained surplus/(deficit)                                 -                           -

                                Reserves                                                   -                           -

                                                                           -----------------------------------------------------
                        Equity carrying value of investments                               -                           -
                                                                           -----------------------------------------------------

*Delete as required

Page seven

20.  ISSUED AND QUOTED SECURITIES AT END OF CURRENT NINE MONTHS

---------------------------------------------------------------------------------------------------------------------
                                                                                                      Paid-Up Value
                                                      Number                      Number              (If not fully paid)
Category of Securities                                Issued                      Quoted              Cents
---------------------------------------------------------------------------------------------------------------------
PREFERENCE SHARES:                                --------------              -------------           ---------------

# (Description) Special Right Convertible                                     -------------           ---------------

                                                                              -------------
Preference Share ("Kiwi Share")                         1
                                                  --------------              -------------           ---------------

                                                  --------------              -------------           ---------------

Issued during current nine months                 --------------              -------------           ---------------

                                                  --------------              -------------           ---------------

ORDINARY SHARES:                                  --------------              -------------           ---------------

At beginning of current nine months                1,856,794,360              1,856,794,360           ---------------

Issued during current nine months                     12,845,096                 12,845,096           ---------------

At end of current nine months                      1,869,639,456              1,869,639,456

CONVERTIBLE NOTES                                 $          300m

(convertible at $8.275 per share)                 --------------              -------------           ---------------


Issued during current nine month period           --------------              -------------           ---------------

                                                  --------------              -------------           ---------------


OPTIONS:                                                           Exercise Price                     Expiry Date
                                                                   Weighted Average      Range        Range
At the beginning of nine months                       11,336,122   $     7.296        $5.190-$9.170   Jul 2001 - Jun 2007
                                                  --------------   -----------
Issued during current nine months                     12,922,536   $     4.592        $0.000-$6.190   Dec 2002 - Mar 2008
                                                  --------------   -----------
Exercised during nine months                                   -             -              -         -
                                                  --------------   -----------
Lapsed during nine months                             (2,025,872)  $     6.474        $4.700-$8.54    Jul 2001 - Feb 2007
                                                  --------------   -----------
Forfeited during nine months                                   -             -              -         -
                                                  --------------   -----------
At end of current nine months                         22,232,786   $     5.802        $0.000-$9.170   Apr 2002 - Mar 2008
                                                  --------------   -----------
DEBENTURES - Totals only: (Face value)            $          517m  $
                                                  --------------   -----------
UNSECURED NOTES - Totals only:  (Face value)      $          951m  $
                                                  --------------   -----------
OTHER SECURITIES                                  $                $
                                                  --------------   -----------

# Description includes rate of dividend or interest and any redemption or conversion rights together with the prices and dates thereof.

21. DIVIDEND: If a decision regarding a dividend has been made, file a completed copy of Appendix 7 with this form.


22.  ANNUAL MEETING                 (a)  To be held at: ________________________
(Location) (if full year report)
                                    (b)  Date:______________ Time ______________

                                    (c)  Approximate date of availability of
                                         Annual Report: ________________________


If this half year report was approved by resolution of the Board of Directors, please indicate date of meeting: 9 May 2002



   /s/ P A Garty                                             10 May 2002
---------------------------------------------------   --------------------------
(signed by) Authorised Officer of Listed Issuer                (date)

Page eight

Annexure One

                   Telecom Corporation of New Zealand Limited
                               Segmental Reporting

                As at and for the nine months ended 31 March 2002

Geographical Segments
---------------------

                          New Zealand     Australian
                           Operations     Operations   Other Operations   Eliminations    Consolidated
                              NZ$M           NZ$M            NZ$M             NZ$M            NZ$M

Operating revenue
-----------------
External revenue              2,808           1,355            47                  -         4,210
Internal revenue                  -               1             -                 (1)            -
                        --------------------------------------------------------------------------------
Total revenue                 2,808           1,356            47                 (1)        4,210
Segment result                1,118              16            (1)               (68)        1,065
Segment assets                4,715           2,192           748              1,563         9,218

Industry Segments
-----------------

                                                  Network     Internet &   Australian  Australian   Corporate
                      NZ Wireline   NZ Mobile  International  Directories   Consumer    Business    and Other   Eliminations  Total
                          NZ$M        NZ$M         NZ$M          NZ$M         NZ$M        NZ$M        NZ$M          NZ$M       NZ$M
Operating revenue
-----------------
External revenue          1,919        457          214            238          690         654         38             -       4,210
Internal revenue            180        116          171              3           25          26          -          (521)          -
                      --------------------------------------------------------------------------------------------------------------
Total revenue             2,099        573          385            241          715         680         38          (521)      4,210
Segment result              913         84           74             90           33         (20)      (109)            -       1,065
Segment assets            3,209        847          645            216        1,815 *                3,761        (1,275)      9,218

* This represents assets for the combined Australian Consumer and Business segments. Due to the structure of Telecom's accounting systems it is not currently practicable to separate segment assets for these two segments.

                   Telecom Corporation of New Zealand Limited
                               Segmental Reporting

                As at and for the nine months ended 31 March 2001

Geographical Segments
---------------------
                               New Zealand       Australian
                                Operations       Operations     Other Operations   Eliminations       Consolidated
                                   NZ$M             NZ$M              NZ$M             NZ$M               NZ$M
Operating revenue
-----------------
External revenue                   2,694             1,303             282                  -            4,279
Internal revenue                      22                36               -                (58)               -
                             ---------------------------------------------------------------------------------------
Total revenue                      2,716             1,339             282                (58)           4,279
Segment result                     1,051                13             256                (65)           1,255
Segment assets                     5,426             1,645           1,014              1,372            9,457


Industry Segments
-----------------
                                               Network       Internet &   Australian   Australian  Corporate
                      NZ Wireline  NZ Mobile  International  Directories   Consumer     Business   and Other  Eliminations  Total
                          NZ$M       NZ$M         NZ$M          NZ$M         NZ$M        NZ$M        NZ$M        NZ$M        NZ$M
Operating revenue
-----------------
External revenue          1,904       410         194           213           727         566        265           -         4,279
Internal revenue            201       132         153             4            11          23          -        (524)            -
                      ------------------------------------------------------------------------------------------------------------
Total revenue             2,105       542         347           217           738         589        265        (524)        4,279
Segment result              861       110          44            88            34          (6)       124           -         1,255
Segment assets #

# In line with recent changes in the way the Telecom group is operated and managed, Telecom has reorganised the way it reports its financial results. Results are reported for Telecom's six operating segments and a Corporate and Other segment. These changes were effective 1 January 2002. Due to the way in which Telecom's accounting systems previously recorded asset information it is not practicable to restate group assets by segment as at 31 March 2001.

Telecom Corporation of New Zealand Limited - Historical Restated Quarterly Financial Information
Results from Operations

$NZ M

                                                        2001                                  2002
                                               Q1      Q2     Q3      Q4    FY01     Q1      Q2   Q3   Q4   FY 02   HY 01     HY 02
NZ Wireline
      Operating Revenue                       697     706     702     708   2,813    710    698                     1,403     1,408
      Operating Expenses                      427     415     402     415   1,659    408    394                       842       802
                                             ---------------------------------------------------------------------------------------
      Earnings from Operations                270     291     300     293   1,154    302    304                       561       606
                                             ---------------------------------------------------------------------------------------
NZ Mobile
      Operating Revenue                       179     184     179     183     725    180    206                       363       386
      Operating Expenses                      154     147     131     131     563    165    174                       301       339
                                             ---------------------------------------------------------------------------------------
      Earnings from Operations                 25      37      48      52     162     15     32                        62        47
                                             ---------------------------------------------------------------------------------------

Network International
      Operating Revenue                       114     123     110     115     462    139    132                       237       271
      Operating Expenses                      100     103     100     111     414    108    106                       203       214
                                             ---------------------------------------------------------------------------------------
      Earnings from Operations                 14      20      10       4      48     31     26                        34        57
                                             ---------------------------------------------------------------------------------------
Internet & Directories Services
      Operating Revenue                        75      55      87      52     269     78     64                       130       142
      Operating Expenses                       44      37      48      38     167     48     45                        81        93
                                             ---------------------------------------------------------------------------------------
      Earnings from Operations                 31      18      39      14     102     30     19                        49        49
                                             ---------------------------------------------------------------------------------------

Australian Consumer
      Operating Revenue                       230     262     246     256     994    239    259                       492       498
      Operating Expenses                      220     251     233     241     945    242    236                       471       478
                                             ---------------------------------------------------------------------------------------
      Earnings from Operations                 10      11      13      15      49     (3)    23                        21        20
                                             ---------------------------------------------------------------------------------------

Australian Business & Internet Services
      Operating Revenue                       152     228     209     230     819    221    239                       380       460
      Operating Expenses                      147     224     224     219     814    230    248                       371       478
                                             ---------------------------------------------------------------------------------------
      Earnings from Operations                  5       4     (15)     11       5     (9)    (9)                        9       (18)
                                             ---------------------------------------------------------------------------------------

Corporate
      Operating Revenue                        20       0     245       6     271     21     15                        20        36
      Operating Expenses*                      32      64      45      57     198     48     50                        96        98
                                             ---------------------------------------------------------------------------------------
      Earnings from Operations                (12)    (64)    200     (51)     73    (27)   (35)                      (76)      (62)
                                             ---------------------------------------------------------------------------------------

Eliminations
      Operating Revenue                       176     176     172     181     705    182    174                       352       356
      Operating Expenses                      176     176     172     181     705    182    174                       352       356
                                             ---------------------------------------------------------------------------------------
      Earnings from Operations                  0       0       0       0       0      0      0                         0         0
                                             ---------------------------------------------------------------------------------------

Telecom Group
      Operating Revenue#                    1,291   1,382   1,606   1,369   5,648  1,406  1,439                     2,673     2,845
      Operating Expenses#                     948   1,065   1,011   1,031   4,055  1,067  1,079                     2,013     2,146
                                             ---------------------------------------------------------------------------------------
      Earnings from Operations                343     317     595     338   1,593    339    360                       660       699
                                             ---------------------------------------------------------------------------------------

      # Q4 Excludes abnormal items which are detailed in Note 4 of the 2001
        Annual Report.

      * Q2 2002 includes a $5m credit as a result of the change in reporting structure as previously reported in the International segment.

Telecom Corporation of New Zealand Limited - Historical Restated Quarterly Financial Information NZ WIRELINE Results from Operations (NZ fixed line operations and esolutions)

$NZ M
                                                  2001                                  2002
                                           Q1      Q2      Q3      Q4    FY01     Q1     Q2   Q3  Q4   FY02    HY01     HY02
Operating Revenue
      Local Service                       261     262     260     257   1,040    255    256                     523      511
      Calling                             245     247     245     237     974    240    244                     492      484
      Interconnection                      34      35      37      39     145     32     30                      69       62
      Data                                113     115     116     118     462    113    139                     228      252
      Other Operating Revenue              44      47      44      57     192     70     29                      91       99
                                       -------------------------------------------------------------------------------------
      Total Revenue                       697     706     702     708   2,813    710    698                   1,403    1,408
                                       -------------------------------------------------------------------------------------

Operating Expenses
      Labour                               66      64      60      63     253     63     64                     130      127
      Cost of Sales                       133     130     127     131     521    134    123                     263      257
      Other Operating Expenses            130     124     118     124     496    116    114                     254      230
                                       -------------------------------------------------------------------------------------
                                          329     318     305     318   1,270    313    301                     647      614
                                       -------------------------------------------------------------------------------------
EBITDA                                    368     388     397     390   1,543    397    397                     756      794

      Depreciation & Amortisation          98      97      96      97     388     95     93                     195      188
                                       -------------------------------------------------------------------------------------
Earnings from Operations                  270     291     301     293   1,155    302    304                     561      606
                                       =====================================================================================

Telecom Corporation of New Zealand Limited - Historical Restated Quarterly Financial Information
NZ MOBILE Results from Operations
$NZ M

                                                        2001                                2002
                                                  Q1    Q2    Q3     Q4    FY01     Q1      Q2    Q3   Q4     FY02    HY 01    HY 02
Operating Revenue
       Interconnection                            43    42    41     45     171     49      52                           85      101
       Cellular and other mobile services*       136   142   138    138     554    131     154                          278      285
                                                 -----------------------------------------------------------------------------------
       Total Revenue                             179   184   179    183     725    180     206                          363      386
                                                 -----------------------------------------------------------------------------------

Operating Expenses
       Labour                                      8     8     8      8      32     10      11                           16       21
       Cost of Sales                              82    81    68     63     294     66      82                          163      148
       Other Operating Expenses*                  35    29    26     31     121     53      45                           64       98
                                                 -----------------------------------------------------------------------------------
                                                 125   118   102    102     447    129     138                          243      267
                                                 -----------------------------------------------------------------------------------

EBITDA                                            54    66    77     81     278     51      68                          120      119

       Depreciation & Amortisation*               29    29    29     29     116     36      36                           58       72

                                                 -----------------------------------------------------------------------------------
Earnings from Operations                          25    37    48     52     162     15      32                           62       47
                                                 -----------------------------------------------------------------------------------

Notes to Cellular and other mobile services*
Q2 02  Includes penalty payments from Lucent for delays to the 1XRTT upgrade

Notes to Other Operating Expenses*
Q1 02 Includes $10M of network software fees that were previously capitalised and are now expensed.
Q2 02 Includes $10M of network software fees that were previously capitalised and are now expensed.

Notes to Depreciation & Amortisation*
Q1 02 Includes $5M of Depreciation on the new CDMA mobile network Q2 02 Includes $5M of Depreciation on the new CDMA mobile network

Telecom Corporation of New Zealand Limited - Historical Restated Quarterly Financial Information NETWORK INTERNATIONAL Results from Operations

$NZ M

                                                2001                                    2002
                                        Q1      Q2      Q3      Q4     FY01     Q1      Q2      Q3      Q4    FY02    HY 01    HY 02
Operating Revenue
      Calling                            86      89      81      89     345      95      94                             175      189
      Data                               17      19      17      15      68      20      19                              36       39
      Other Operating Revenue*           11      15      12      11      49      24      19                              26       43
                                       ---------------------------------------------------------------------------------------------
      Total Revenue                     114     123     110     115     462     139     132                             237      271
                                       ---------------------------------------------------------------------------------------------

Operating Expenses
      Labour                              4       4       4       5      17       6       5                               8       11
      Cost of Sales                      76      74      69      75     294      75      73                             150      148
      Other Operating Expenses           13      16      17      21      67      17      17                              29       34
                                       ---------------------------------------------------------------------------------------------
                                         93      94      90     101     378      98      95                             187      193
                                       ---------------------------------------------------------------------------------------------

EBITDA                                   21      29      20      14      84      41      37                              50       78

      Depreciation & Amortisation         7       9      10      10      36      10      11                              16       21
                                       ---------------------------------------------------------------------------------------------
Earnings from Operations                 14      20      10       4      48      31      26                              34       57
                                       =============================================================================================

Notes to Other Operating Revenue*
Q1 02     Includes $16M from the sale of Network Capacity
Q2 02     Includes $12M from sale of Network Capacity

Telecom Corporation of New Zealand Limited - Historical Restated Quarterly Financial Information INTERNET and DIRECTORIES Results from Operations (Xtra and Telecom Directories)

$NZ M
                                                2001                               2002
                                          Q1     Q2     Q3     Q4   FY01    Q1      Q2   Q3    Q4   FY02    HY01   HY02
Operating Revenue
      Internet                            18     18     19     22     77    23      26                        36     49
      Directories Revenue                 57     37     68     30    192    55      38                        94     93
                                      ---------------------------------------------------------------------------------
      Total Revenue                       75     55     87     52    269    78      64                       130    142
                                      ---------------------------------------------------------------------------------

Operating Expenses
      Labour                               9      9     10      9     37    10      10                        18     20
      Cost of Sales                       15     11     21     13     60    18      15                        26     33
      Other Operating Expenses            18     15     15     13     61    17      16                        33     33
                                      ---------------------------------------------------------------------------------
                                          42     35     46     35    158    45      41                        77     86
                                      ---------------------------------------------------------------------------------
EBITDA                                    33     20     41     17    111    33      23                        53     56

      Depreciation & Amortisation          2      2      2      3      9     3       4                         4      7
                                      ---------------------------------------------------------------------------------
Earnings from Operations                  31     18     39     14    102    30      19                        49     49
                                      =================================================================================

Telecom Corporation of New Zealand Limited - Historical Restated Quarterly Financial Information
AUSTRALIAN CONSUMER Results from Operations (AAPT Consumer & Cellular One)

$NZ M


                                                       2001                                 2002
                                                Q1     Q2      Q3     Q4    FY01     Q1     Q2     Q3     Q4    FY02  HY 01   HY 02
Operating Revenue
       Local Service                             0      1       0      0       1      0      1                            1       1
       Calling                                  96    101      92     89     378     80     81                          197     161
       Interconnection                           0      0       0      0       0      0      0                            0       0
       Cellular and other mobile services*      74     85      79     84     322     71     81                          159     152
       Internet                                  1      2       1      2       6      3      2                            3       5
       Data                                      0      0       0      3       3      0      0                            0       0
       Resale                                   59     73      73     77     282     84     91                          132     175
       Other Operating Revenue                   0      0       1      1       2      1      3                            0       4
                                              -------------------------------------------------------------------------------------
       Total Revenue                           230    262     246    256     994    239    259                          492     498
                                              -------------------------------------------------------------------------------------

Operating Expenses
       Labour                                   11     10      11     13      45     12      9                           21      21
       Cost of Sales*                          176    207     190    191     764    192    180                          383     372
       Other Operating Expenses                 24     24      22     24      94     21     26                           48      47
       Allocated Costs                           6      7       7      9      29      9     11                           13      20
                                              -------------------------------------------------------------------------------------
                                               217    248     230    237     932    234    226                          465     460
                                              -------------------------------------------------------------------------------------

EBITDA                                          13     14      16     19      62      5     33                           27      38

       Depreciation & Amortisation               3      3       3      4      13      8     10                            6      18

                                              -------------------------------------------------------------------------------------
Earnings from Operations                        10     11      13     15      49     (3)    23                           21      20
                                              -------------------------------------------------------------------------------------

Explanatory Notes

    * Cellular & other mobile services revenue and Cost of Sales impacted by mobile services agreement with Vodafone announced in November 2001

Telecom Corporation of New Zealand Limited - Historical Restated Quarterly Financial Information AUSTRALIAN BUSINESS & INTERNET SERVICES Results from Operations
(AAPT Business, Corporate & Government, TCNZA, Connect)

$NZ M
                                                          2001                                2002
                                                  Q1     Q2     Q3    Q4    FY01      Q1     Q2    Q3   Q4   FY02     HY01    HY02
Operating Revenue
         Local Service                             5      8      8    12      33      12     13                         13      25
         Calling                                  71     81     76    76     304      76     82                        152     158
         Interconnection                           3      4      4     5      16       5      7                          7      12
         Cellular and other mobile services        4      4      4     4      16       6      7                          8      13
         Internet                                 18     21     22    21      82      25     23                         39      48
         Data                                     30     51     52    52     185      50     58                         81     108
         Resale                                   17     17     22    34      90      31     25                         34      56
         Other Operating Revenue*                  4     42     21    26      93      16     24                         46      40
                                               -----------------------------------------------------------------------------------
         Total Revenue                           152    228    209   230     819     221    239                        380     460
                                               -----------------------------------------------------------------------------------
Operating Expenses
         Labour                                   20     34     29    28     111      30     35                         54      65
         Cost of Sales                            96    144    144   150     534     145    146                        240     291
         Other Operating Expenses                  8     18     20     8      54      20     28                         26      48
         Allocated Costs                          12     15     14    14      55      13     14                         27      27
                                               -----------------------------------------------------------------------------------
                                                 136    211    207   200     754     208    223                        347     431
                                               -----------------------------------------------------------------------------------

EBITDA                                            16     17      2    30      65      13     16                         33      29

         Depreciation & Amortisation              11     13     17    19      60      22     25                         24      47
                                               -----------------------------------------------------------------------------------
Earnings from Operations                           5      4    (15)   11       5      (9)    (9)                         9     (18)
                                               ===================================================================================

Notes to Other Operating Revenue*
Q2 01 Includes $25M for settlement of a claim against AAPT's previous LMDS supplier, Spectrapoint.

Telecom Corporation of New Zealand Limited - Historical Restated Quarterly Financial Information Corporate & Other Results from Operations

$NZ M
                                                        2001                                  2002
                                               Q1     Q2      Q3     Q4    FY01      Q1     Q2     Q3    Q4   FY02  HY 01    HY 02
Operating Revenue
                                           ---------------------------------------------------------------------------------------
            Other Operating Revenue*           20      0     245      6     271      21     15                         20       36
                                           ---------------------------------------------------------------------------------------
Operating Expenses
                                           ---------------------------------------------------------------------------------------
            Total Operating Expenses           15     31      21     32      99      22     25                         46       47
                                           ---------------------------------------------------------------------------------------

EBITDA                                          5    (31)    224    (26)    172      (1)   (10)                       (26)     (11)

            Depreciation                        2      3       3      2      10       3      2                          5        5
            Amortisation of AAPT Goodwill      15     30      21     23      89      23     23                         45       46
                                           ---------------------------------------------------------------------------------------
Earnings from Operations                      (12)   (64)    200    (51)     73     (27)   (35)                       (76)     (62)
                                           =======================================================================================

Notes to Other Operating Revenue*
Q1 01 Includes $20M from gain on prepayment of cross border lease
Q3 01 Comprised of Southern Cross Dividends of $245M
Q1 02 Includes $21M from gain on prepayment of cross border lease
Q2 02 Includes $13M from gain on prepayment of cross border lease